UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 25, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____




Operating and Financial Results

For the six months and financial year ended 31 December 2015

INCREASED QUARTERLY PRODUCTION TREND CONTINUED

WESTONARIA 25 February 2016: Sibanye Gold Limited ("Sibanye") (JSE: SGL & NYSE: SBGL) is pleased to report operating and financial results for the six months ended 31 December 2015, and reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2015.

Salient features for the twelve months ended 31 December 2015

Final dividend, number 3, of 90 cents per share (ZAR) declared, resulting in a total dividend of 100 cents per share (ZAR) for the year ended 31 December 2015. Approximately R916 million in cash returned to shareholders.

Salient features for the six months ended 31 December 2015 compared with the six months ended 31 December 2014:

- Operating profit was maintained at R4.0 billion (US$298 million) compared with the six months ended 31 December 2014
- Gold production of 25,571kg (822,100oz), maintained its increasing trend throughout the year
- The All-in sustaining cost ("AISC") margin increased to 16% from 13%
- An all-time low fatal injury frequency rate of 0.06 per million man hours for the year was recorded for the Group
- Net debt of R1.4 billion (US$88 million) at 31 December 2015 reduced from R1.7 billion (US$137 million) at 30 June 2015
- Gold Mineral Reserves for the Group increased by 9% to 31.0Moz as at 31 December 2015

United States Dollars					Key Statistics			South African Rand				
Year		Six months ended						Six months ended			Year	
Dec 2014	**Dec 2015**	Dec 2014	Jun 2015	**Dec 2015**				**Dec 2015**	Jun 2015	Dec 2014	**Dec 2015**	Dec 2014
1,589.3	**1,536.0**	877.4	713.9	**822.1**	000'oz	Gold produced	kg	**25,571**	22,204	27,289	**47,775**	49,432
18,235	**19,861**	10,452	9,732	**10,129**	000ton	Ore milled	000ton	**10,129**	9,732	10,452	**19,861**	18,235
1,267	**1,160**	1,243	1,207	**1,115**	$/oz	Revenue	R/kg	**487,736**	461,426	437,979	**475,508**	440,615
73	**65**	70	68	**61**	$/ton	Operating cost	R/ton	**839**	810	763	**825**	785
690.3	**497.0**	363.7	199.0	**298.0**	$m	Operating profit	Rm	**3,971.0**	2,366.0	3,981.0	**6,337.0**	7,469.1
34	**28**	33	23	**32**	%	Operating margin	%	**32**	23	33	**28**	34
849	**848**	847	935	**775**	$/oz	Total cash cost	R/kg	**339,017**	357,508	298,520	**347,613**	295,246
1,071	**1,031**	1,069	1,137	**941**	$/oz	AISC	R/kg	**411,795**	434,769	376,687	**422,472**	372,492
15	**11**	13	4	**16**	%	AISC margin	%	**16**	4	13	**11**	15
143.3	**56.2**	93.4	15.1	**41.1**	$m	Basic earnings	Rm	**537.1**	179.8	1,018.8	**716.9**	1,551.5
130.9	**52.9**	69.7	14.3	**38.6**	$m	Headline earnings	Rm	**505.0**	169.6	765.3	**674.6**	1,417.5
208.7	**95.7**	107.4	20.5	**75.2**	$m	Normalised earnings	Rm	**976.5**	243.3	1,185.4	**1,219.8**	2,258.4
25	**10**	12	2	**8**	cps	Normalised earnings	cps	**107**	27	132	**134**	270
0.19	**0.18**	0.19	0.24	**0.18**		Net debt to EBITDA		**0.21**	0.26	0.20	**0.21**	0.20

Stock data for the six months ended 31 December 2015

Number of shares in issue		JSE Limited – (SGL)	
– at 31 December 2015	916,140,552	Price range per ordinary share	ZAR13.66 to ZAR25.06
– weighted average	914,770,500	Average daily volume	3,363,291
Free Float	100%	**NYSE – (SBGL); one ADR represents four ordinary shares**	
ADR Ratio	1:4	Price range per ADR	US$4.21 to US$7.27
Bloomberg/Reuters	SGLS / SGLJ.J	Average daily volume	1,223,341

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD

"Consistent with the improving trends throughout the year, Sibanye's operating performance for the second half of the year ended 31 December 2015 was significantly better than the first half, with production increasing by 15% and All-in sustaining cost ("AISC") 4% lower. Importantly, production of 12,799kg (411,500oz) for the December 2015 quarter was similar to that reported for the September 2015 quarter and was in line with guidance. Operating cost of R813/ton (US$57/ton) and AISC of R402,797/kg (US$882/oz) were both significantly lower than for the September 2015 quarter and compare favourably with Sibanye's global gold peers, placing it amongst the lowest cost producers in the industry.

Gold production for the year ended 31 December 2015 of 47,775kg (1.54Moz) was 3% lower than for the year ended 31 December 2014, reflecting the impact of the poor March 2015 quarter and the effects of Eskom load shedding in the June 2015 quarter. Total cash cost ("TCC") of R347,613/kg (US$848/oz) and AISC of R422,472/kg (US$1,031/oz) are also in line with previous guidance in rand terms, but significantly lower than previous guidance in dollar terms. The average gold price received for the year ended 31 December 2015 was R475,508/kg (US$1,160/oz) resulting in a TCC margin of 27% and an AISC margin of 11%.

Safety

Sibanye believes that all accidents are preventable and continues to focus on safety improvement by aligning beliefs and behaviours with our values, including the goal of zero harm. It is therefore heartening to report a record low fatality rate at 0.06 per million man hours for 2015, which is below the 2014 US fatality rate and a 50% improvement on 2014. This is a commendable achievement considering the depths and labour intensive nature of our operations.

Regrettably there where two fatalities during the quarter ended 31 December 2015. Sibanye management and Board wish to express sincere condolences to the families and colleagues of the two employees: Mr Kagiso Rabola and Mr Alberto Constantino.

Quarter on quarter, an improvement of 18% and 21% was shown in the serious and lost day injury frequency rates, respectively. These improvements re-affirm the adequacy of our safety strategy and the ongoing need to ensure compliance to operational requirements.

Wage negotiations

As previously reported, a three year wage agreement was reached with the National Union of Mineworkers ("NUM"), UASA and Solidarity on 22 October 2015. The Association of Mineworkers and Construction Union ("AMCU") was not prepared to enter into the agreement, which would have ensured sustainable operations without putting jobs at risk. In order not to prejudice any employees and to avert tensions in the workplace, a decision was taken to implement the wage agreement to all employees in the bargaining unit at Sibanye. Unlike the other gold mining companies, Sibanye was not in a position to implement a Section 23(1)(d) extension at all of its workplaces. Wage increases were therefore implemented across our operations, backdated to 1 July 2015. All employees have subsequently been remunerated equally and have been benefiting from other incentive remuneration, including a profit share scheme that was introduced in 2015.

While AMCU retains a certificate of non-resolution, which allows the union to proceed on protected strike action at certain of the Sibanye workplaces on 48 hours' notice, the indication amongst our employees is that there is limited appetite to embark on strike action. Should AMCU leadership serve the company with a strike notice, we are ready to implement carefully considered plans to limit losses during a strike.

Corporate activity

It was pleasing to note the overwhelming support from shareholders for the proposed acquisitions of the Rustenburg operations from Anglo American Platinum Limited and Aquarius Platinum Limited at the respective general meetings held during January 2016. The conclusion of the transactions remains subject to the fulfilment of the final outstanding conditions precedent including, *inter alia*:

- The approval of both transactions by the Competition authorities of the Republic of South Africa; and
- The granting of consent in terms of section 11 of the MPRDA for the sale of the Rustenburg Mining Right and the Prospecting Right to Sibanye.

Sibanye remains confident that the Aquarius transaction will be concluded before the end of April 2016 and the Rustenburg transaction during the second half of the year, allowing significant future value to be realised from these world class platinum assets.

Sibanye continues to make strong progress towards enhancing the security and cost effectiveness of our electricity supply. Against the background of continuing above inflation increases from Eskom, our 150MW photovoltaic project remains on track for first generation towards the end of 2017. The specialist studies in support of permitting applications at the selected site between our Driefontein and Kloof operations have largely been completed, and a basic engineering design customised to the site requirements is at an advanced stage of development. The preferred commercial model through which to optimise financial benefits for Sibanye and secure cost effective financing will be finalised during H1 of 2016.

In parallel, a number of off-site private power generation opportunities are being investigated with third party electricity project developers that would complement on-site solar photovoltaic generation and commence a move towards baseload generation. The window when these projects are expected to become economically competitive with Eskom will be determined through feasibility work and due diligence during 2016. Establishment of a coal fired IPP (independent power producer) linked with specifically identified coal projects remains a leading opportunity that aligns with a potential entry of Sibanye into the coal mining sector. Sibanye is in the process of evaluating potential investment opportunities in the

coal sector that would add commercial value to the Company, in addition to supporting our Energy strategy, by creating capacity to cost effectively supply thermal coal for power generation.

Mineral Reserves and Resources
Group Mineral Reserves increased for the third consecutive year, with gold Mineral Reserves increasing by 9% to 31.0Moz from 28.4Moz declared at 31 December 2014 (for further detail please refer to the SENS announcement released on 24 February 2016 or on: www.sibanyegold.co.za. This was achieved despite depletion of 1.6Moz from mining activities during 2015 and reflects the continued positive impact of prior operational restructuring and the increased technical focus at the operations, as well as R3.6 billion of capital investment in organic projects approved by the Board in 2015, detailed below.

Uranium Mineral Reserves for the Group also increased by 11% to 113.8Mlb, with a maiden Mineral Reserve declared at Beatrix's Beisa Project.

Organic projects
Driefontein 5 shaft
The Driefontein 5 Shaft 50 Level Decline Project (below infrastructure) will extend the Driefontein Operation's life by more than ten years to 2042 and will produce 2.1Moz of incremental gold. This is in addition to the above infrastructure Life of Mine ("LoM") plan, following the first reef intersection and raise development from 2024. Project capital expenditure before escalation is estimated at R1,100 million, spent over a 10 year period. R124 million is scheduled to be spent in 2016.

Initial site preparation and development commenced in 2015 and will continue in 2016 with the development of the site access excavations and supporting infrastructure on 50 Level for the two decline shafts.

Kloof 4 shaft
The Kloof 4 Shaft 45 Level Decline Project (below infrastructure) will extend the Kloof Operation's life from 2030 to 2033, producing 0.5Moz of incremental gold. This is in addition to the current LoM plan from 2021, when the first reef intersection and wide raise are developed on 46 Level. Total project capital expenditure is estimated at R690 million, spent over a 7 year period. R107 million is scheduled to be spent in 2016.

In 2015 access to the project site was completed. Mining equipment is due to be delivered during the first quarter of 2016, and the first development metres below 45 Level are planned for the second quarter, from March 2016.

The Burnstone Operation
The Burnstone Project was approved by the board in 2015. The revised project envisages steady state production of between 100,000oz and 120,000oz per annum from a gold Mineral Reserve of 1.8Moz over a 20- year LoM. The mine design and schedule in the feasibility study was limited to the mineable reserves within a 3km radius of the shaft infrastructure. Extensive development will begin in 2016, with first gold production planned in 2018 and full production achieved in 2021. Total project capital over the life of the mine is forecast at R1,850 million (in 2015 terms).

In 2015, approximately R270 million was spent on completing the pumping and rock hoisting infrastructure, dewatering the mine and completing some 2km of development to access the ore body. The project budget for 2016 is approximately R700 million for procurement of additional mechanised fleet, extensive development to access the ore body and additional infrastructure.

The West Rand Tailings Retreatment Project
Following a review of the outcome of the definitive feasibility study, which was completed during the March 2015 quarter, a decision was taken to integrate the Cooke uranium project and the reclamation of the Cooke 4 South tailing storage facility into the initial execution phase to expedite uranium production.

This was successfully completed, supporting an additional R75 million, which has been approved in 2016 to fund the detailed engineering design work as well as completion of the design, construction and operation of a pilot plant, while the environmental permitting processes continue. A positive record of decision is expected from the regulators in mid-2016, when an execution budget will be taken to the Board for consideration and approval.

Outlook
The operational issues that affected performance in 2015 are unlikely to be repeated. Gold production for the year ending 31 December 2016 is forecast to increase to approximately 50,000kg (1.61Moz), with TCC forecast at approximately R355,000/kg and AISC at approximately R425,000/kg. The recent sharp depreciation of the rand to over R16.00/US$, means that costs in dollar terms are likely to be significantly lower than in 2015; assuming an average exchange rate of R15.00/US$ for 2016, TCC is forecast at US$735/oz and AISC at US$880/oz. All-in cost is forecast to be R440,000/kg (US$915/oz), due inter alia, to the initiation of the Kloof and Driefontein below infrastructure projects and the development of the Burnstone mine which were approved in 2015. Total capital expenditure for 2016 is planned at R3.9 billion (US$265 million).

Due to the weaker rand, and a recovery in the dollar gold price, the rand gold price year to date is on average approximately R100,000/kg higher than in 2015. Whilst we provide no forecast of the future gold price, should this gold price persist throughout 2016, the Group TCC margin will increase to approximately 38% and the AISC margin to approximately 25%."

25 February 2016
N. Froneman
Chief Executive Officer

For the six months ended 31 December 2015 compared with the six months ended 31 December 2014

Operating performance

Gold produced during the six months ended 31 December 2015 was 6% lower than for the six months ended 31 December 2014, at 25,571kg (822,100oz), with TCC of R339,017/kg (US$775/oz) and AISC of R411,795/kg (US$941/oz).

Gold produced during the December 2015 quarter of 12,799kg (411,500oz), was marginally higher than for the September 2015 quarter. Safety measures and unit costs continued to improve. TCC decreased by 6% to R329,166/kg (US$720/oz) and AISC decreased by 4% to R402,797/kg (US$882/oz), resulting in a TCC and an AISC margin of 35% and 20%, respectively. The AISC margin was double that achieved in the September 2015 quarter. The mines were largely unaffected by labour unrest or safety stoppages during the December 2015 quarter.

The detailed quarterly salient features and development results are included on page 21 and 22 in this report.

Revenue

The average US dollar gold price was 10% lower at US$1,115/oz. This decline was more than offset by the continued depreciation in the Rand against the dollar, which weakened 24% from an average of R10.96/US$ for the six months ended 31 December 2014, to an average of R13.61/US$ in the second half of 2015. Accordingly, the Rand gold price received was 11% higher at R487,736/kg. Revenue increased by 4% to R12,472 million (US$920 million) from R11,952 million (US$1,093 million) for the six months ended 31 December 2014.

Operating costs

Group operating costs increased to R8,501 million (US$622 million) from R7,971 million (US$729 million). This was mostly due to annual wage increases during 2015 and an effective 12.69% electricity tariff increase from 1 April 2015, partly offset by lower electricity consumption and cost saving initiatives. Despite these increases, the operating costs for the period were only 7% higher than the operating costs for the six months ended 31 December 2014. The Group operating margin was similar at 32%. AISC increased to R411,795/kg from R376,687/kg, however, the AISC in dollar terms decreased by 12% to US$941/oz, placing Sibanye well ahead of its peers. The AISC margin increased to 16% from 13%.

Operating profit

Operating profit at R3,971 million (US$298 million) was similar to that achieved for the six months ended 31 December 2014, driven by the higher gold price, which offset the increase in costs and the lower production.

Capital expenditure

Capital expenditure decreased to R1,788 million (US$131 million) from R1,905 million (US$174 million). Ore reserve development ("ORD") was some R35 million higher at R1,187 million (US$87 million). Sustaining capital expenditure was R256 million lower due to the completion of several major projects late in 2014, including the CIL tank upgrade at Driefontein, safety projects and, infrastructure and equipment upgrades. Project expenditure, mainly at Burnstone together with the decline projects at Driefontein and Kloof, increased to R238 million (US$18 million) compared with project expenditure of R133 million (US$11 million) for the six months ended 31 December 2014.

Amortisation and depreciation

A year-on-year increase of 15%, to R2,028 million (US$150 million) from R1,767 million (US$162 million) was mostly due to accelerated depreciation of the Beatrix 2 shaft assets, of R65 million, and increased amortisation of the Beatrix West assets as a result of the reversal of R474 million impairment late in 2014.

Investment income

Investment income increased to R140 million (US$10 million) due to interest earned on the loan to Rand Refinery, higher average cash balances during the period and environmental rehabilitation obligation funds.

Finance expenses

Finance expenses increased by 24% or R59 million to R299 million (US$22 million), primarily due to a R29 million increase in the interest on the Burnstone Debt, a R17 million increase in interest paid on the R4.5 billion Facilities and R10 million increase in the environmental rehabilitation obligation accretion expense.

Share of results of associates

The gain from share of results of associates for the six months ended 31 December 2015 of R87 million (US$7 million) was primarily due to share of gains of R86 million (US$6 million) relating to Sibanye's 33.1% interest in Rand Refinery Proprietary Limited ("Rand Refinery").

Share-based payments

Share-based payments decreased by 38% to R129 million (US$9 million) for the six months ended 31 December 2015. This was mainly due to the number of performance shares that vested on 1 March 2015, with no significant new allocations during the six months ended 31 December 2015.

The share-based payment expense for the six months ended 31 December 2015 predominantly relates to R70 million (US$5 million) (31 December 2014: R129 million (US$12 million)) of cash-settled share options (granted under the "Phantom Share Scheme") and R59 million (US$4 million) (31 December 2014: R81 million (US$7 million)) of equity-settled share options (granted under the Sibanye and Gold Fields Limited Share Plans).

Loss and gain on financial instruments

The net loss on financial instruments for the six months ended 31 December 2015 was R255 million (US$20 million) compared with a gain for the six months ended 31 December 2014 of R70 million (US$7 million). This consists of a fair value loss of R96 million (US$7 million) (31 December 2014: gain of R51 million (US$5 million)) related to the Phantom Share Scheme options, a fair value gain of R4 million (31 December 2014: gain of R3 million) on investments under the environmental rehabilitation obligation funds, and a loss on revised estimated cash flows of the Burnstone Debt of R163 million (US$13 million) (31 December 2014: Rnil (US$nil)). The gain on financial instruments for the six months ended 31 December 2014 also included a gain of R16 million (US$2 million) relating to the financial guarantee liability.

Loss and gain on foreign exchange differences

The net loss on foreign exchange differences for the six months ended 31 December 2015 was R310 million (US$23 million) compared with a net loss for the six months ended 31 December 2014 of R69 million (US$7 million). The net loss on foreign exchange differences predominantly relates to exchange differences on the Burnstone Debt.

Non-recurring items

Impairment

Impairment was Rnil for the six months ended 31 December 2015. During the six months ended 31 December 2014 a decision was taken to impair the Python processing plant at Kloof by R156 million (US$14 million). The Python plant was decommissioned in July 2014 due to process design flaws.

Reversal of impairment

Reversal of impairments was Rnil for the six months ended 31 December 2015. During the six months ended 30 June 2013, the Beatrix West Section was impaired following a fire impacting its future commercial viability. During the second half of the year ended 31 December 2014 the Beatrix West section underwent a restructuring process and subsequently returned to profitability. As a result a decision was taken to reverse the impairment by R474 million (US$44 million).

Mining and income tax

Mining and income tax decreased from R494 million (US$45 million) to R383 million (US$30 million) for the six months ended 31 December 2015. Current tax increased by R90 million to R535 million (US$41 million) due to an increase in taxable mining income for the period. Deferred tax increased from a charge of R49 million (US$5 million) to a credit of R153 million (US$11 million). The deferred tax charge for the six months ended 31 December 2014 was due to the impact of the reversal of the Beatrix West Section impairment partly offset by the Python plant impairment.

Cash flow analysis

Sibanye defines free cash flow as cash from operating activities before dividends, less additions to property, plant and equipment.

Free cash flow of R438 million (US$32 million) was higher than for the six months ended 31 December 2014. This was largely due to the R65 million increase in cash generated by operations, R239 million increase in investment in working capital, R352 million decrease in royalties and taxation paid, and R117 million decrease in capital expenditure.

Sibanye repaid R471 million (US$29 million) of debt during the period.

Dividend declaration

The Sibanye Board approved a final dividend, number 3, of 90 cents per share (ZAR) (gross) resulting in a total dividend of 100 cents per share (ZAR) (gross) for the year ended 31 December 2015.

Sibanye's dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. Normalised earnings are defined as: basic earnings excluding gains and losses on foreign exchange differences and financial instruments, non-recurring items and share of results of equity-accounted investees. After due consideration of the Group cash position and future requirements, the Board has increased the final dividend to 90 cents per share (ZAR).

The final dividend is subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local Dividends Withholding Tax rate is 15% (fifteen per centum);
- The gross local dividend amount is 90 cents per ordinary share (ZAR) for shareholders exempt from the Dividends Tax;
- Dividend Withholding Tax of 15% will be applicable to this dividend;
- The net local dividend amount is 76.5000 cents (85% of 90 cents ZAR) per ordinary share (ZAR) for shareholders liable to pay the Dividends Withholding Tax;
- Sibanye currently has 916,140,552 ordinary shares in issue;
- Sibanye's income tax reference number is 9431 292 151; and
- Sibanye's Auditors are KPMG Inc. and the individual auditor is Jacques Erasmus.

Shareholders are advised of the following dates in respect of the final dividend:

- Final dividend number 3: 90 cents per share (ZAR)
- Last date to trade cum dividend: Friday, 11 March 2016
- Sterling and US dollar conversion date: Monday, 14 March 2016
- Shares commence trading ex-dividend: Monday, 14 March 2016
- Record date: Friday, 18 March 2016
- Payment of dividend: Tuesday, 22 March 2016

Please note that share certificates may not be dematerialised or rematerialised between Monday, 14 March 2016, and Friday, 18 March 2016, both dates inclusive.

Salient features and cost benchmarks for the six months ended 31 December 2015, 30 June 2015 and 31 December 2014

			Total			Driefontein		Kloof		Beatrix		Cooke	
			Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Tons milled/treated	000'ton	Dec 2015	10,129	4,539	5,590	1,203	1,764	1,064	996	1,441	756	831	2,074
		Jun 2015	9,732	4,045	5,687	1,209	1,596	915	1,002	1,282	840	639	2,249
		Dec 2014	10,452	4,532	5,920	1,353	1,522	1,034	1,115	1,375	916	770	2,367
Yield	g/t	Dec 2015	2.52	5.13	0.41	6.69	0.60	6.44	0.62	3.72	0.32	3.62	0.19
		Jun 2015	2.28	4.90	0.42	6.04	0.60	6.55	0.60	3.27	0.37	3.67	0.22
		Dec 2014	2.61	5.53	0.37	6.38	0.47	7.93	0.57	3.70	0.39	4.10	0.21
Gold produced/sold	kg	Dec 2015	25,571	23,271	2,300	8,043	1,050	6,852	619	5,364	240	3,012	391
		Jun 2015	22,204	19,838	2,366	7,302	955	5,996	601	4,193	308	2,347	502
		Dec 2014	27,289	25,074	2,215	8,634	719	8,195	636	5,085	358	3,160	502
	000'oz	Dec 2015	822.1	748.2	73.9	258.6	33.7	220.3	19.9	172.5	7.7	96.8	12.6
		Jun 2015	713.9	637.8	76.1	234.8	30.7	192.8	19.3	134.8	9.9	75.4	16.2
		Dec 2014	877.4	806.2	71.2	277.6	23.1	263.5	20.5	163.5	11.5	101.6	16.1
Gold price received	R/kg	Dec 2015	487,736			487,078		488,583		488,276		486,747	
		Jun 2015	461,426			461,063		460,997		461,942		462,654	
		Dec 2014	437,979			438,490		437,969		437,571		437,329	
	US$/oz	Dec 2015	1,115			1,113		1,117		1,116		1,112	
		Jun 2015	1,207			1,206		1,206		1,209		1,210	
		Dec 2014	1,243			1,244		1,243		1,242		1,241	
Operating cost	R/ton	Dec 2015	839	1,714	129	1,953	165	2,181	160	1,167	134	1,719	81
		Jun 2015	810	1,770	126	1,929	164	2,332	163	1,173	125	1,864	84
		Dec 2014	763	1,601	121	1,688	169	2,096	171	1,125	79	1,634	82
Operating margin	%	Dec 2015	32	32	35	40	43	31	47	36	14	3	8
		Jun 2015	23	22	34	31	41	23	42	22	27	(9)	17
		Dec 2014	33	34	30	40	20	40	32	30	55	7	24
Total cash cost	R/kg	Dec 2015	339,017			300,319		337,692		326,481		465,971	
		Jun 2015	357,508			320,165		348,507		358,609		484,872	
		Dec 2014	298,520			279,066		274,567		303,656		398,334	
	US$/oz	Dec 2015	775			686		772		746		1,065	
		Jun 2015	935			838		912		938		1,269	
		Dec 2014	847			792		779		862		1,130	
All-in sustaining cost	R/kg	Dec 2015	411,795			370,043		416,905		389,097		523,244	
		Jun 2015	434,769			377,837		436,774		432,482		564,058	
		Dec 2014	376,687			355,223		359,676		370,733		448,252	
	US$/oz	Dec 2015	941			846		953		889		1,196	
		Jun 2015	1,137			988		1,143		1,131		1,476	
		Dec 2014	1,069			1,008		1,021		1,052		1,272	
All-in cost	R/kg	Dec 2015	421,548			371,572		425,177		389,097		527,329	
		Jun 2015	441,348			378,334		437,062		432,482		565,356	
		Dec 2014	382,550			355,223		359,676		372,460		466,357	
	US$/oz	Dec 2015	963			849		972		889		1,205	
		Jun 2015	1,155			990		1,143		1,131		1,479	
		Dec 2014	1,086			1,008		1,021		1,057		1,323	
All-in cost margin	%	Dec 2015	14			24		13		20		(8)	
		Jun 2015	4			18		5		6		(22)	
		Dec 2014	13			19		18		15		(7)	
Total capital expenditure[1]	R'mil	Dec 2015	1,787.9			579.1		598.7		300.7		154.8	
		Jun 2015	1,556.9			415.1		531.2		295.8		182.6	
		Dec 2014	1,905.1			631.0		679.6		311.9		200.3	
	US$'mil	Dec 2015	131.4			43.1		43.9		21.8		11.2	
		Jun 2015	130.9			34.9		44.7		24.9		15.4	
		Dec 2014	174.5			57.7		62.1		28.5		18.5	

The average exchange rates for the six months ended 31 December 2015, 30 June 2015 and, 31 December 2014 were R13.61/US$, R11.89/US$, and R10.96/US$, respectively.

[1] Total capital expenditure includes corporate and Burnstone project expenditure of R154.6 million (US$11.4 million), R132.2 million (US$11.0 million) and R82.3 million (US$7.7 million) for the six months ended 31 December 2015, 30 June 2015 and 31 December 2014, respectively.

Six months ended 31 December 2015 compared with the six months ended 31 December 2014

Underground operations

Driefontein

Gold production of 8,043kg (258,600oz) was 7% lower than for the comparable six months in 2014. Ore milled of 1,203,000 tons was 11% lower largely due to seismicity which affected flexibility in a number of workplaces. Despite the reduced flexibility, the yield increased from 6.38g/t to 6.69g/t due to a heightened focus on the quality of mining, which resulted in the average mine call factor ("MCF") increasing from 85% to 90%.

As previously reported, a decrease in development was planned for 2015. Main development decreased by 14% to 8,087 metres and main on-reef development decreased by 22% to 1,714 metres. However, average values increased by 2% to 1,377cm.g/t from 1,354cm.g/t year-on-year.

Operating costs increased by 3% to R2,349 million (US$171 million). This was mainly due to annual wage increases and above inflation increases in electricity tariffs.

Operating profit increased by R72 million to R1,569 million (US$117 million). The operating margin was maintained at 40%.

Capital expenditure increased by 10% to R573 million (US$42 million) due to an increase in capitalised ORD. Capital expenditure during the six months ended December 2015 was predominantly spent on stabilisation of the shaft barrel at Ya Rona shaft, the 38 level refrigeration and cooling plant at Ya Rona shaft, safety upgrades and community development projects.

Kloof

Gold production decreased by 16% to 6,852kg (220,300oz), compared with the six months ended 31 December 2014, due to a number of factors including a 9% lower average MCF at 78% as well as a 2% decrease in the average mined grade. Despite the average MCF being lower year-on-year, the MCF for the six months ended 31 December 2015 was an appreciable improvement on the first six months of the year, when the average MCF was 67%, with the outlook for 2016 considerably better.

Despite a 5% decrease in square metres mined ore milled increased by 3% to 1,064,000 tons due to a higher stoping width and clearing of underground accumulations.

Main development returned to more normal levels following the ramp-up at 8 shaft in 2014, decreasing by 12% to 8,577 metres. On-reef development increased by 5% to 2,170 metres and the average development value increased by 21% to 1,879cm.g/t from 1,558cm.g/t.

Operating costs increased by 7% to R2,321 million (US$170 million), primarily due to the annual wage increases and above inflation increases in electricity tariffs.

Operating profit decreased by 28% to R1,028 million (US$77 million), with an operating margin of 31% compared with 40% for the previous comparable period.

Capital expenditure decreased by 11% to R593 million (US$43 million). The majority of expenditure was on ORD, electrical and winder upgrades and the 4 shaft below infrastructure project

Beatrix

Gold production increased by 5% to 5,364kg (172,500oz) compared with the comparable six months in 2014. This increase was primarily due to a 5% increase in tons milled.

The increase in ore milled to 1,441,000 tons was due to an increase in volumes from mining unit 1, as 2014 was significantly impacted by safety related stoppages. The average underground yield was 1% higher at 3.72g/t.

Main development increased across all the sections to 11,292 metres, an increase of 3%. On-reef development increased to 3,581 metres from 3,328 metres and the average main reef development value was consistent at 1,068cm.g/t.

Operating costs increased by 9% to R1,681 million (US$123 million) mainly due to the annual wage increase, the annual power increase and production related increases in stores costs.

Operating profit increased by 39% to R937 million (US$71 million) and the operating margin increased to 36% from 30% year-on-year.

Capital expenditure decreased by 3% to R300 million (US$21 million). The majority of expenditure during 2015 was on ORD and infrastructure upgrades.

Cooke

Gold production decreased by 5% to 3,012kg (96,800oz) compared with the six months ended 31 December 2014, primarily due to lower yields. Yields remained below plan at 3.62g/t, due to delays in extracting high grade pillars. Additional lower grade cubics replaced the higher grade pillars resulting in an 8% increase in ore milled to 831,000 tons.

Main development decreased by 29% to 5,829 metres. Non-priority prospect development has been delayed until required. A seismic event in the shaft pillar at Cooke 4 continues to negatively impact on flexibility and necessitated changes to the development layout.

Operating costs increased by 13% to R1,429 million (US$105 million) due to the increase in volumes mined and processed, annual wage increases and above inflation increases in electricity tariffs.

Operating profit halved to R44 million (US$4 million) and the operating margin decreased to 3% from 7% in 2014.

Capital expenditure of R142 million (US$10 million) was mainly spent on ORD.

Surface operations

Driefontein

Higher grades and volumes processed from surface rock dump ("SRD") material resulted in gold production increasing by 46% to 1,050kg (33,700oz).

Throughput increased by 16% to 1,764,000 tons following a decision to utilise spare capacity at 1 plant to process SRD material. The yield increased to 0.60g/t from 0.47g/t due to newly identified higher grade SRD sources.

Operating costs increased by 13% to R292 million (US$21 million) due to the increase in volumes processed.

Operating profit increased to R219 million (US$16 million) from R62 million (US$6 million) and the operating margin more than double to 43%.

Capital expenditure decreased to R6 million (US$1 million) in 2015, compared with R112 million (US$10 million) spent for the comparable period in 2014. This decrease was due to the completion of the CIL plant upgrade late in 2014. Capital for 2015 was predominantly spent on plant refurbishments and upgrades.

Kloof

Gold production decreased by 3% to 619kg (19,900oz) due to an 11% decrease in throughput to 996,000 tons as a result of plant maintenance issues.

Operating costs decreased by 17% to R159 million (US$12 million) mainly due to the mothballing of the failed Python plant in the six months ended 31 December 2014, and a decrease in stores and ore transport costs.

The surface operations contributed R142 million (US$10 million), 56% more than the six months ended December 2014. The operating margin increased to 47% from 32%.

Capital expenditure decreased to R6 million (US$1 million) from R10 million (US$1 million). The majority of expenditure was on plant refurbishments and upgrades

Beatrix

Gold production decreased 33% to 240kg (7,700oz) due to lower SRD grade and volume. SRD volumes were lower due to the increase in underground volumes processed, which limited available capacity. Surface throughput decreased by 17% to 756,000 tons and the yield decreased from 0.39g/t to 0.32g/t.

Operating costs increased to R101 million (US$7 million) mainly due to the fixed nature of costs.

Operating profit decreased to R16 million (US$1 million) from R88 million (US$8 million) year-on-year.

Capital expenditure was minimal at R1 million.

Cooke

Gold production decreased by 22% to 391kg (12,600oz) for the six months ended 30 December 2015, due to a 10% decrease in yields and lower throughput, which decreased by 12% to 2,074,000 tons. Action plans are in place to improve volumes.

Operating costs decreased by 13% to R168 million (US$12 million) due to improved operating efficiencies and the lower throughput.

The surface operations contributed R15 million (US$1 million) to operating profit. The operating margin decreased from 24% to 8% as a result of the decrease in volumes and grade.

Capital expenditure of R13 million (US$1 million) was largely spent on plant refurbishments and upgrades.

Condensed consolidated income statement

Figures are in millions unless otherwise stated

United States Dollars							South African Rand				
Year ended		Six month periods ended					Six month periods ended			Year ended	
Audited December 2014	Reviewed December 2015	December 2014	Reviewed June 2015	December 2015	Notes		December 2015	Reviewed June 2015	December 2014	Reviewed December 2015	Audited December 2014
2,013.0	1,781.8	1,092.7	861.7	920.1	Revenue		12,471.9	10,245.5	11,952.0	22,717.4	21,780.5
(1,322.7)	(1,284.8)	(729.0)	(662.7)	(622.1)	Operating costs		(8,500.9)	(7,879.5)	(7,971.0)	(16,380.4)	(14,311.4)
690.3	497.0	363.7	199.0	298.0	**Operating profit**		3,971.0	2,366.0	3,981.0	6,337.0	7,469.1
(300.8)	(285.2)	(161.5)	(135.3)	(149.9)	Amortisation and depreciation		(2,028.0)	(1,608.6)	(1,766.5)	(3,636.6)	(3,254.7)
389.5	211.8	202.2	63.7	148.1	**Net operating profit**		1,943.0	757.4	2,214.5	2,700.4	4,214.4
16.9	20.2	8.6	9.8	10.4	Investment income		140.1	116.9	94.5	257.0	183.2
(37.0)	(44.1)	(22.0)	(22.1)	(22.0)	Finance expenses		(298.9)	(262.9)	(240.1)	(561.8)	(400.0)
(8.7)	(6.1)	(5.9)	(5.3)	(0.8)	Net other costs		(15.5)	(63.1)	(64.2)	(78.6)	(94.0)
(1.4)	(1.9)	(1.4)	(1.1)	(0.8)	Exploration and feasibility costs		(10.7)	(12.9)	(15.1)	(23.6)	(15.1)
(43.5)	9.1	(29.5)	2.4	6.7	Share of results of associates after taxation		87.2	28.8	(321.6)	116.0	(470.7)
(38.6)	(21.5)	(19.1)	(12.2)	(9.3)	Share-based payments		(129.4)	(145.0)	(209.7)	(274.4)	(417.9)
(10.0)	(18.1)	6.6	2.1	(20.2)	(Loss)/gain on financial instruments		(254.5)	25.0	70.1	(229.5)	(107.7)
(5.9)	(27.3)	(6.5)	(4.2)	(23.1)	(Loss)/gain on foreign exchange differences		(309.6)	(49.8)	(68.5)	(359.4)	(63.3)
261.3	122.1	133.0	33.1	89.0	**Profit before non-recurring items**		1,151.7	394.4	1,459.9	1,546.1	2,828.9
0.9	4.6	0.9	1.2	3.4	Profit on disposal of property, plant and equipment		44.5	14.2	9.3	58.7	9.5
-	(13.3)	-	(13.3)	-	Net loss on derecognition of financial guarantee asset and liability	2	-	(158.3)	-	(158.3)	-
(25.4)	-	(14.1)	-	-	Impairment		-	-	(155.5)	-	(275.1)
43.8	-	43.8	-	-	Reversal of impairment		-	-	474.1	-	474.1
(14.8)	(8.2)	(4.9)	(2.6)	(5.6)	Restructuring costs		(73.6)	(31.2)	(54.3)	(104.8)	(160.3)
(10.3)	(2.0)	(2.7)	-	(2.0)	Transaction costs		(25.7)	-	(30.1)	(25.7)	(111.6)
255.5	103.2	156.0	18.4	84.8	**Profit before royalties and tax**		1,096.9	219.1	1,703.4	1,316.0	2,765.5
(39.8)	(31.4)	(21.5)	(11.7)	(19.7)	Royalties		(261.2)	(139.4)	(235.3)	(400.6)	(430.5)
215.7	71.8	134.5	6.7	65.1	**Profit before tax**		835.7	79.7	1,468.1	915.4	2,335.0
(76.5)	(29.6)	(45.2)	0.4	(30.0)	Mining and income tax		(382.5)	5.3	(493.9)	(377.2)	(828.1)
(81.3)	(54.6)	(40.7)	(13.6)	(41.0)	- Current tax		(535.0)	(161.7)	(445.2)	(696.7)	(879.2)
4.8	25.0	(4.5)	14.0	11.0	- Deferred tax		152.5	167.0	(48.7)	319.5	51.1
139.2	42.2	89.3	7.1	35.1	**Profit for the period**		453.2	85.0	974.2	538.2	1,506.9
					Profit/(loss) for the period attributable to:						
143.3	56.2	93.4	15.1	41.1	- Owners of Sibanye Gold		537.1	179.8	1,018.8	716.9	1,551.5
(4.1)	(14.0)	(4.1)	(8.0)	(6.0)	- Non-controlling interests		(83.9)	(94.8)	(44.6)	(178.7)	(44.6)
					Earnings per ordinary share (cents)						
17	6	10	2	4	Basic earnings per share		59	20	113	79	186
17	6	10	2	4	Diluted earnings per share		58	20	111	78	182
835,936	912,038	898,520	909,295	914,771	Weighted average number of shares ('000)		914,771	909,295	898,520	912,038	835,936
854,727	917,709	914,809	913,536	920,442	Diluted weighted average number of shares ('000)		920,442	913,536	914,809	917,709	854,727
					Headline earnings per ordinary share (cents)	3					
16	6	8	2	4	Headline earnings per share		55	19	85	74	170
15	6	8	2	4	Diluted headline earnings per share		55	19	84	74	166
10.82	12.75	10.96	11.89	13.61	Average R/US$ rate						

The condensed consolidated financial statements for the year ended 31 December 2015 have been prepared by Sibanye Gold Limited's group financial reporting team headed by Alicia Brink. This process was supervised by the group's Chief Financial Officer, Charl Keyter and approved by the board of Sibanye Gold Limited.

Condensed consolidated statement of comprehensive income

Figures are in millions unless otherwise stated

United States Dollars						South African Rand				
Year ended		Six month periods ended				Six month periods ended			Year ended	
Audited December 2014	**Reviewed December 2015**	December 2014	Reviewed June 2015	**December 2015**		**December 2015**	Reviewed June 2015	December 2014	**Reviewed December 2015**	Audited December 2014
139.2	**42.2**	89.3	7.1	**35.1**	Profit for the period	**453.2**	85.0	974.2	**538.2**	1,506.9
(148.4)	**(329.3)**	(117.5)	(64.1)	**(265.2)**	Other comprehensive income, net of tax	**-**	-	-	**-**	-
(148.4)	**(329.3)**	(117.5)	(64.1)	**(265.2)**	Currency translation adjustments[1]					
(9.2)	**(287.1)**	(28.2)	(57.0)	**(230.1)**	**Total comprehensive income**	**453.2**	85.0	974.2	**538.2**	1,506.9
					Total comprehensive income attributable to:					
(1.5)	**(268.9)**	(20.5)	(47.8)	**(221.1)**	- Owners of Sibanye	**537.1**	179.8	1,018.8	**716.9**	1,551.5
(7.7)	**(18.2)**	(7.7)	(9.2)	**(9.0)**	- Non-controlling interests	**(83.9)**	(94.8)	(44.6)	**(178.7)**	(44.6)
10.82	**12.75**	10.96	11.89	**13.61**	Average R/US$ rate					

[1] The currency translation adjustments arise on the convenience translation of the South African Rand amount to the United States Dollar. These gains and losses will never be reclassified to profit and loss.

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

United States Dollars					South African Rand		
Audited December 2014	Reviewed June 2015	**Reviewed December 2015**		Notes	**Reviewed December 2015**	Reviewed June 2015	Audited December 2014
2,247.5	2,120.0	**1,641.9**	**Non-current assets**		**25,515.0**	25,800.2	25,981.4
1,964.0	1,861.1	**1,424.2**	Property, plant and equipment		**22,132.4**	22,648.6	22,704.0
63.7	60.5	**47.4**	Goodwill		**736.7**	736.7	736.7
6.0	8.1	**10.8**	Equity accounted investments		**167.5**	98.2	69.4
0.1	0.1	**0.1**	Investments		**1.3**	1.4	1.4
189.7	186.0	**155.3**	Environmental rehabilitation obligation funds[1]		**2,413.9**	2,263.9	2,192.8
19.5	-	**-**	Financial guarantee asset	2	**-**	-	225.5
4.5	4.2	**4.1**	Deferred tax		**63.2**	51.4	51.6
167.8	187.7	**177.0**	**Current assets**		**2,750.7**	2,284.8	1,940.5
28.3	31.8	**26.1**	Inventories		**405.9**	386.5	327.7
85.9	85.7	**104.7**	Trade and other receivables		**1,627.4**	1,043.8	992.8
4.9	-	**-**	Current portion of financial guarantee asset	2	**-**	-	57.1
48.7	70.2	**46.2**	Cash and cash equivalents		**717.4**	854.5	562.9
2,415.3	2,307.7	**1,818.9**	**Total assets**		**28,265.7**	28,085.0	27,921.9
1,296.3	1,196.7	**964.3**	**Shareholders' equity**		**14,984.8**	14,563.7	14,985.9
810.2	785.7	**510.5**	**Non-current liabilities**		**7,933.6**	9,561.5	9,365.4
334.8	304.2	**229.2**	Deferred tax		**3,561.4**	3,702.1	3,869.3
226.3	260.8	**116.4**	Borrowings	5	**1,808.3**	3,174.0	2,615.8
215.1	212.3	**155.1**	Environmental rehabilitation obligation	6	**2,411.0**	2,583.1	2,486.8
1.3	1.2	**1.0**	Post-retirement healthcare obligation		**16.3**	15.0	15.1
32.7	7.2	**8.8**	Share-based payment obligations		**136.6**	87.3	378.4
308.8	325.3	**344.1**	**Current liabilities**		**5,347.3**	3,959.8	3,570.6
234.8	235.1	**177.6**	Trade and other payables		**2,759.4**	2,861.7	2,714.6
17.0	-	**-**	Financial guarantee liability	2	**-**	-	197.0
7.3	14.3	**8.3**	Taxation and royalties payable		**129.6**	174.3	84.0
47.9	44.6	**128.4**	Current portion of borrowings	5	**1,995.3**	542.3	554.2
1.8	31.3	**29.8**	Current portion of share-based payment obligations		**463.0**	381.5	20.8
2,415.3	2,307.7	**1,818.9**	**Total equity and liabilities**		**28,265.7**	28,085.0	27,921.9
130.3	136.8	**87.6**	Net debt[2]		**1,361.9**	1,664.8	1,506.0
11.56	12.17	**15.54**	Closing R/US$ rate				

[1] The environmental rehabilitation obligation funds continue to be stated at fair value based on quoted market values and classified as level 1 within the fair value hierarchy.

[2] Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt. Net debt excludes Burnstone cash and cash equivalents.

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

United States Dollars						South African Rand				
Stated capital	Other Reserves	Accumu-lated loss	Non-controlling interest	Total equity		Total equity	Non-controlling interest	Accumu-lated loss	Other Reserves	Stated capital
1,955.3	**678.8**	**(1,722.9)**	**0.2**	**911.4**	**Balance at 31 December 2013 (Audited)**	**9,423.4**	**2.2**	**(10,467.9)**	**2,643.3**	**17,245.8**
-	(144.8)	143.3	(7.7)	(9.2)	Total comprehensive income for the period	1,506.9	(44.6)	1,551.5	-	-
-	-	143.3	(4.1)	139.2	Profit for the period	1,506.9	(44.6)	1,551.5	-	-
-	(144.8)	-	(3.6)	(148.4)	Other comprehensive income net of tax	-	-	-	-	-
-	-	(93.6)	-	(93.6)	Dividends paid	(1,005.2)	-	(1,005.2)	-	-
-	16.2	-	-	16.2	Share-based payments	175.8	-	-	175.8	-
433.3	-	-	-	433.3	Shares issued	4,488.8	-	-	-	4,488.8
-	-	-	38.2	38.2	Acquisition of subsidiary with non-controlling interest	396.2	396.2	-	-	-
-	-	2.2	(2.2)	-	Transactions with non-controlling interest	-	(24.2)	24.2	-	-
2,388.6	**550.2**	**(1,671.0)**	**28.5**	**1,296.3**	**Balance at 31 December 2014 (Audited)**	**14,985.9**	**329.6**	**(9,897.4)**	**2,819.1**	**21,734.6**
-	(325.1)	56.2	(18.2)	(287.1)	Total comprehensive income for the period	538.2	(178.7)	716.9	-	-
-	-	56.2	(14.0)	42.2	Profit for the period	538.2	(178.7)	716.9	-	-
-	(325.1)	-	(4.2)	(329.3)	Other comprehensive income net of tax	-	-	-	-	-
-	-	(54.2)	-	(54.2)	Dividends paid	(658.4)	-	(658.4)	-	-
-	9.3	-	-	9.3	Share-based payments	119.1	-	-	119.1	-
-	-	3.2	(3.2)	-	Transactions with non-controlling interest	-	(41.1)	41.1	-	-
2,388.6	**234.4**	**(1,665.8)**	**7.1**	**964.3**	**Balance at 31 December 2015 (Reviewed)**	**14,984.8**	**109.8**	**(9,797.8)**	**2,938.2**	**21,734.6**

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

United States Dollars						South African Rand				
Year ended		Six month periods ended				Six month periods ended			Year ended	
Audited December 2014	**Reviewed December 2015**	December 2014	Reviewed June 2015	**December 2015**		**December 2015**	Reviewed June 2015	December 2014	**Reviewed December 2015**	Audited December 2014
					Cash flows from operating activities					
654.5	**480.8**	348.4	189.6	**291.2**	Cash generated by operations	**3,876.6**	2,253.8	3,812.0	**6,130.4**	7,081.4
(0.2)	**-**	(0.2)	(0.1)	**0.1**	Post-retirement healthcare payments	**0.6**	(0.7)	(1.9)	**(0.1)**	(2.4)
(15.4)	**(3.3)**	(9.5)	(0.5)	**(2.8)**	Cash-settled share-based payments paid	**(35.8)**	(6.4)	(103.1)	**(42.2)**	(166.6)
19.8	**(52.4)**	(43.9)	3.1	**(55.5)**	Change in working capital	**(705.3)**	37.3	(465.9)	**(668.0)**	214.5
658.7	**425.1**	294.8	192.1	**233.0**	Cash generated from operating activities	**3,136.1**	2,284.0	3,241.1	**5,420.1**	7,126.9
5.0	**(4.4)**	2.5	(4.4)	**-**	Net (guarantee release fee paid)/guarantee fee received	**-**	(51.8)	26.4	**(51.8)**	53.6
6.3	**9.2**	2.8	3.8	**5.4**	Interest received	**72.2**	45.1	31.0	**117.3**	68.5
(17.9)	**(20.4)**	(9.6)	(10.0)	**(10.4)**	Interest paid	**(141.7)**	(118.5)	(105.4)	**(260.2)**	(194.0)
(60.1)	**(31.0)**	(36.4)	(9.0)	**(22.0)**	Royalties paid	**(288.9)**	(106.5)	(397.1)	**(395.4)**	(650.1)
(124.5)	**(51.5)**	(72.8)	(8.8)	**(42.7)**	Tax paid	**(552.0)**	(104.3)	(795.3)	**(656.3)**	(1,347.1)
(93.6)	**(54.2)**	(41.6)	(47.6)	**(6.6)**	Dividends paid	**(91.3)**	(567.1)	(450.0)	**(658.4)**	(1,005.2)
373.9	**272.8**	139.7	116.1	**156.7**	**Net cash from operating activities**	**2,134.4**	1,380.9	1,550.7	**3,515.3**	4,052.6
					Cash flows from investing activities					
(300.4)	**(262.3)**	(174.4)	(130.9)	**(131.4)**	Additions to property, plant and equipment	**(1,787.9)**	(1,556.9)	(1,905.1)	**(3,344.8)**	(3,250.8)
2.1	**5.1**	2.1	1.5	**3.6**	Proceeds on disposal of property, plant and equipment	**47.2**	17.9	22.4	**65.1**	22.6
(7.4)	**(6.1)**	(7.4)	-	**(6.1)**	Contributions to funds and payment of environmental rehabilitation obligation	**(77.8)**	(0.3)	(80.2)	**(78.1)**	(80.2)
(39.7)	**-**	-	-	**-**	Investment in subsidiary	**-**	-	-	**-**	(415.3)
(22.8)	**-**	(7.2)	-	**-**	Loans granted to subsidiary prior to acquisition	**-**	-	(77.4)	**-**	(238.6)
3.7	**-**	0.1	-	**-**	Cash acquired on acquisition of subsidiaries	**-**	-	0.7	**-**	38.1
(33.3)	**(0.2)**	(33.3)	-	**(0.2)**	Loan advanced to equity-accounted investee	**(3.0)**	-	(384.6)	**(3.0)**	(384.6)
-	**1.4**	-	-	**1.4**	Loan repayment from equity-accounted investee	**20.9**	-	-	**20.9**	-
(397.8)	**(262.1)**	(220.1)	(129.4)	**(132.7)**	**Net cash used in investing activities**	**(1,800.6)**	(1,539.3)	(2,424.2)	**(3,339.9)**	(4,308.8)
					Cash flows from financing activities					
(212.3)	**(122.0)**	(127.5)	(92.7)	**(29.3)**	Loans repaid	**(470.9)**	(1,102.0)	(1,390.9)	**(1,572.9)**	(2,296.9)
150.1	**130.5**	150.1	130.5	**-**	Loans raised	**-**	1,552.0	1,623.6	**1,552.0**	1,623.6
(62.2)	**8.5**	22.6	37.8	**(29.3)**	**Net cash (used in)/from financing activities**	**(470.9)**	450.0	232.7	**(20.9)**	(673.3)
(86.1)	**19.2**	(57.8)	24.5	**(5.3)**	**Net (decrease)/increase in cash and cash equivalent**	**(137.1)**	291.6	(640.8)	**154.5**	(929.5)
(9.5)	**(21.7)**	(7.3)	(3.0)	**(18.7)**	Effect of exchange rate fluctuations on cash held	**-**	-	-	**-**	-
144.3	**48.7**	113.8	48.7	**70.2**	Cash and cash equivalents at beginning of period	**854.5**	562.9	1,203.7	**562.9**	1,492.4
48.7	**46.2**	48.7	70.2	**46.2**	**Cash and cash equivalents at end of period**	**717.4**	854.5	562.9	**717.4**	562.9
10.82	**12.75**	10.96	11.89	**13.61**	Average R/US$ rate					
11.56	**15.54**	11.56	12.17	**15.54**	Closing R/US$ rate					

NOTES TO THE CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS

1. Basis of accounting and preparation

The condensed consolidated preliminary financial statements for the six months and the year ended 31 December 2015 has been prepared and presented in accordance with the requirements of the JSE Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards ("IFRS") and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation of the condensed consolidated preliminary financial statements are in terms of IFRS and are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye ("the Group") for the year ended 31 December 2014.

The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2014 were not reviewed and were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2014 from the audited complete financial statements for the year ended 31 December 2014. The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2015 have not been reviewed and were prepared by subtracting the reviewed condensed consolidated financial statements for the six months ended 30 June 2015 from the reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2015.

The translation of the financial statements into US Dollars is based on the average exchange rate for the period for the income statement and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of comprehensive income. This information is provided as supplementary information only.

2. Financial guarantee

As of 18 February 2013, the Gold Fields Limited ("Gold Fields") group no longer guaranteed any debt of Sibanye, similarly Sibanye was released from all of its obligations as guarantor under Gold Fields group debt, except, Sibanye remained a joint guarantor of the US$1 billion 4.875% guaranteed notes ("the Notes") issued by Gold Fields Orogen Holding (BVI) Limited ("Orogen"), a subsidiary of Gold Fields.

An indemnity agreement was entered into between Gold Fields, Sibanye, Gold Fields Operations Limited and Gold Fields Holding Company (BVI) Limited (collectively "the Guarantors"), pursuant to which the Guarantors (other than Sibanye) held Sibanye harmless from and against any and all liabilities and expenses which may be incurred by Sibanye under or in connection with the Notes, including any payment obligations by Sibanye to the note holders or the trustee of the Notes pursuant to the guarantee of the Notes.

The Group initially recognised the financial guarantee liability at fair value of the guarantee in connection with the Notes and subsequently amortised over the remaining period of the Notes.

As of 18 February 2013, the Group raised a receivable under the financial guarantee asset for the future guarantee fee income that Orogen is obliged to pay bi-annually to Sibanye until it has been released as a guarantor under the Notes.

During March 2015 Gold Fields approached the note holders through a consent solicitation process to release Sibanye of its obligations as a guarantor under the Notes. On 22 April 2015 the note holders approved the various resolutions to release Sibanye as a guarantor. The release became effective on 24 April 2015 when all the conditions to the extraordinary resolution were met. As part of the agreement Sibanye paid a guarantee release fee of US$5 million to Orogen, and derecognised the financial guarantee asset and liability.

Net loss on derecognition of the financial guarantee asset and liability

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended			Year ended	
	December 2015	Reviewed June 2015	December 2014	**Reviewed December 2015**	Audited December 2014
Loss on derecognition of financial guarantee asset	**-**	(293.8)	-	**(293.8)**	-
Gain on derecognition of financial guarantee liability	**-**	196.9	-	**196.9**	-
Guarantee release fee	**-**	(61.4)	-	**(61.4)**	-
Net loss on derecognition of financial guarantee asset and liability	**-**	(158.3)	-	**(158.3)**	-

Financial guarantee asset

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended			Year ended	
	December 2015	Reviewed June 2015	December 2014	**Reviewed December 2015**	Audited December 2014
Balance at beginning of the period	**-**	282.6	278.1	**282.6**	290.2
Guarantee fee received	**-**	(9.6)	(26.4)	**(9.6)**	(53.6)
Interest earned	**-**	4.9	7.3	**4.9**	15.0
Foreign exchange gain	**-**	15.9	23.6	**15.9**	31.0
Loss on derecognition of financial guarantee asset	**-**	(293.8)	-	**(293.8)**	-
Balance at end of the period	**-**	-	282.6	**-**	282.6
Reconciliation of the non-current and current portion of the guarantee asset:					
Financial guarantee asset	**-**	-	282.6	**-**	282.6
Current portion of financial guarantee asset	**-**	-	(57.1)	**-**	(57.1)
Long-term potion of financial guarantee asset	**-**	-	225.5	**-**	225.5

Financial guarantee liability

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended			Year ended	
	December 2015	Reviewed June 2015	December 2014	Reviewed December 2015	Audited December 2014
Balance at beginning of the period	-	197.0	195.7	197.0	206.6
Amortisation of guarantee liability	-	(11.7)	(16.0)	(11.7)	(31.8)
Foreign exchange loss	-	11.6	17.3	11.6	22.2
Gain on derecognition of financial guarantee liability	-	(196.9)	-	(196.9)	-
Balance at end of the period	**-**	-	197.0	**-**	197.0

3. Reconciliation of headline earnings with profit for the period

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended			Year ended	
	December 2015	Reviewed June 2015	December 2014	Reviewed December 2015	Audited December 2014
Profit attributable to owners of Sibanye	537.1	179.8	1,018.8	716.9	1,551.5
Profit on disposal of property, plant and equipment	(44.5)	(14.2)	(9.3)	(58.7)	(9.5)
Impairment	-	-	155.5	-	275.1
Reversal of impairment	-	-	(474.1)	-	(474.1)
Tax effect of re-measurement items	12.4	4.0	74.4	16.4	74.5
Headline earnings	**505.0**	**169.6**	**765.3**	**674.6**	**1,417.5**

4. Investment in Rand Refinery Proprietary Limited

Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited ("Rand Refinery") which is accounted for using the equity method.

As disclosed in Sibanye's financial statements for the year ended 31 December 2014 in April 2013, Rand Refinery implemented a new Enterprise Resource Planning system. An imbalance was detected between physical gold and silver on hand ("physical inventory") and what Rand Refinery owed its depositors and bullion bankers ("ownership") per the metallurgical trial balance.

Rand Refinery's investigations revealed that the shortfall could have been attributed to a number of factors. Various internal projects, campaigns and external reviews were performed to reduce the risk of recurring.

The carrying value of Rand Refinery remains an area of estimation and uncertainty until the root cause of the imbalance is determined.

The equity-accounted investment in Rand Refinery movement for the period is as follows:

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended			Year ended	
	December 2015	Reviewed June 2015	December 2014	Reviewed December 2015	Audited December 2014
Balance at beginning of the period	83.6	55.1	-	55.1	270.1
Share of results of Rand Refinery after taxation	86.0	28.5	(329.5)	114.5	(480.0)
Impairment	-	-	-	-	(119.6)
Loan (repaid by)/advanced to Rand Refinery	(20.9)	-	384.6	(20.9)	384.6
Balance at end of the period	**148.7**	**83.6**	**55.1**	**148.7**	**55.1**

5. Borrowings

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended			Year ended	
	December 2015	Reviewed June 2015	December 2014	Reviewed December 2015	Audited December 2014
Balance at beginning of the period	3,716.3	3,170.0	1,820.6	3,170.0	1,990.9
Borrowings acquired on acquisition of subsidiaries	-	-	1,007.6	-	1,743.8
Loans raised	-	1,552.0	1,623.6	1,552.0	1,623.6
- R4.5 billion Facilities	-	1,000.0	884.6	1,000.0	884.6
- Other uncommitted facilities	-	552.0	739.0	552.0	739.0
Loans paid	(470.9)	(1,102.0)	(1,390.9)	(1,572.9)	(2,296.9)
- R4.5 billion Facilities	(470.9)	(550.0)	(650.0)	(1,020.9)	(900.0)
- Other uncommitted facilities	-	(552.0)	(739.0)	(552.0)	(739.0)
- Burnstone Debt	-	-	(1.9)	-	(1.9)
- Cooke borrowings	-	-	-	-	(616.0)
- Wits Gold borrowings	-	-	-	-	(40.0)
Franco-Nevada settlement (non-cash)	(20.2)	(14.4)	(22.0)	(34.6)	(26.2)
Unwinding of loans recognised at amortised cost	55.1	47.2	43.3	102.3	43.3
Loss on revised estimated cash flows	162.5	-	-	162.5	-
Translation adjustment	360.8	63.5	87.8	424.3	91.5
Balance at end of the period	**3,803.6**	**3,716.3**	**3,170.0**	**3,803.6**	**3,170.0**
Borrowings consist of:					
- R4.5 billion Facilities	1,961.6	2,431.2	1,979.5	1,961.6	1,979.5
- Franco-Nevada liability	33.7	44.3	56.1	33.7	56.1
- Burnstone Debt	1,808.3	1,240.8	1,134.4	1,808.3	1,134.4
Borrowings	**3,803.6**	**3,716.3**	**3,170.0**	**3,803.6**	**3,170.0**
Current portion of borrowings	**(1,995.3)**	**(542.3)**	**(554.2)**	**(1,995.3)**	**(554.2)**
Non-current borrowings	**1,808.3**	**3,174.0**	**2,615.8**	**1,808.3**	**2,615.8**

On 24 August 2015 Sibanye entered into a US$300 million syndicated revolving credit facility agreement. Subsequent to year end the facility increased to US$350 million. The purpose of the facility was to finance ongoing capital expenditure, working capital and general corporate expenditure requirements which may include the financing of future acquisitions of business combinations.

On 5 October 2015 Sibanye entered into a US$300 million acquisition facility agreement with HSBC Bank plc as sole arranger for the purpose of providing funding, if required for the Aquarius Platinum Limited ("Aquarius") acquisition (the "Bridge Facility"). The Bridge Facility can only be drawn on completion of the Aquarius acquisition. Subsequent to year end the Bridge Facility was reduced to US$150 million.

6. Environmental rehabilitation obligation

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended			Year ended	
	December 2015	Reviewed June 2015	December 2014	**Reviewed December 2015**	Audited December 2014
Balance at beginning of the period	**2,583.1**	2,486.8	2,386.2	**2,486.8**	1,660.7
Interest charge	**101.3**	96.6	90.8	**197.9**	161.5
Payment of environmental rehabilitation obligation	**-**	(0.3)	(10.9)	**(0.3)**	(10.9)
Change in estimates[1]	**(273.4)**	-	20.7	**(273.4)**	131.5
Environmental rehabilitation obligation assumed on acquisition of subsidiaries	**-**	-	-	**-**	544.0
Balance at end of the period	**2,411.0**	2,583.1	2,486.8	**2,411.0**	2,486.8

[1] Changes in estimates are defined as changes in reserves and corresponding change in life of mine, changes in discount rates, and changes in laws and regulations governing environmental matters. In 2014, the environmental rehabilitation obligation acquired was calculated based on the weighted average cost of capital in terms of IFRS 3 for acquisition purposes. Subsequent to initial recognition the provision was recalculated based on the risk free rate of interest in terms of IAS 37.

7. Events after the reporting date

There were no events that could have a material impact on the financial results of the Group after 31 December 2015, other than those disclosed below:

Final dividend declared

On 24 February 2016 a final dividend in respect of the six months ended 31 December 2015 of 90 cents per share (ZAR) was approved by the Board, resulting in a total dividend of 100 cents per share (ZAR) for the year ended 31 December 2015. This dividend is not reflected in these financial statements. The final dividend will be subject to Dividend Withholding Tax.

The Rustenburg Operations acquisition

On 9 September 2015 Sibanye announced that it entered into written agreements with Rustenburg Platinum Mines Limited ("RPM"), a wholly owned subsidiary of Anglo American Platinum Limited to acquire the Bathopele, Siphumelele (including Khomanani), and Thembelani (including Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis (the "Rustenburg Operations") (the "Rustenburg Operations Transaction").

The purchase consideration comprises an upfront payment of R1.5 billion in cash or shares at the closing of the Rustenburg Operation Transaction ("Closing") and a deferred payment calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg Operations over a six year period from the later of Closing or 1 January 2017 ("Deferred Payment"), subject to a minimum payment of R3.0 billion. In addition to the Deferred Payment, which allows for a favourably extended payment period; should, the Rustenburg Operations generate negative distributable free cash flows in either 2016, 2017 or 2018, RPM will be required to pay up to R267 million per annum to ensure that the free cash flow for the relevant year is equal to zero.

On 18 January 2016 at the shareholders meeting of Sibanye, the Sibanye shareholders approved the proposed Rustenburg Operations Transaction by voting in favour of the various resolutions to give effect to the Rustenburg Operations Transaction.

The Rustenburg Operations Transaction is still subject to the fulfilment of the following conditions precedent and is likely to be concluded during the second half of 2016:

- the approval on or before 30 June 2017 of the Rustenburg Operations Transaction by the South African Competition Authorities; and
- the granting on or before 30 June 2017 of consent in terms of section 11 of the Mineral and Petroleum Resources Development Act for the sale of the mining right and prospecting right pursuant to the Rustenburg Operations Transaction.

Aquarius acquisition

On 6 October 2015, Sibanye announced a cash offer of US$0.195 per share for the entire issued share capital of Aquarius (the "Aquarius Transaction"), valuing Aquarius at US$294 million. On 18 January 2016 at the special general meeting of Aquarius, the requisite majority of Aquarius shareholders approved the transaction, whereby Sibanye will acquire all of the shares of Aquarius. The implementation of the Aquarius Transaction remains subject to final conditions precedent, including primarily, the approval of the Aquarius Transaction by the South African Competition Authorities and is likely to be concluded before the end of April 2016.

Carrying value of assets and liabilities of Aquarius at 31 December 2015

The following table summarises the carrying value of assets and liabilities of Aquarius at 31 December 2015 and is provided for information purpose only. The assets and liabilities have been extracted from the unaudited financial results for the six months ended 31 December 2015 and translated using the rate at 31 December 2015 of R15.54/US$.

Figures are in South African Rand millions unless otherwise stated	December 2015
Property, plant and equipment	2,210.5
Investments in joint venture entities	1,477.1
Other non-current assets	402.8
Inventories	148.8
Trade and other receivables	282.2
Cash and cash equivalents	655.3
Environmental rehabilitation obligation	(744.1)
Other non-current liabilities	(75.2)
Trade and other payables	(479.8)
Other current liabilities	(80.0)
Carrying value of assets and liabilities	3,797.6

Acquisition related cost

The Group incurred acquisition related cost of R16.2 million on advisory and legal fees. These costs are recognised as transaction cost in profit or loss.

8.   Liquidity

The Group's current liabilities exceeded its current assets by R2,596.6 million as at 31 December 2015 (30 June 2015: R1,675.0 million and 31 December 2014: R1,630.1 million). Current liabilities at 31 December 2015 includes the current portion of borrowings of R1,995.3 million which is the instalment of R250 million due and payable in June 2016 and the final settlement due and payable in December 2016.

Sibanye generated cash from operating activities of R3,515.3 million for the year ended 31 December 2015. The Group has committed unutilised debt facilities of R6.2 billion at 31 December 2015.

The Directors believe that the cash-generated by its operations and the remaining balance of the Group's revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

9.   Auditors Review

The condensed consolidated preliminary financial statements of Sibanye for the year ended 31 December 2015 as set out on pages 8 to 14 and pages 17 to 18 have been reviewed by the Company's auditor, KPMG Inc., on which an unmodified review conclusion was expressed. A copy of their review report is available for inspection at the Company's registered office together with the financial statements identified in the auditor's report.

The auditor's report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the Company's registered office.

Segment financial results

Figures are in millions unless otherwise stated

For the six months ended 31 December 2015

United States Dollars							South African Rand					
Cor-porate	Cooke	Beatrix	Kloof	Drie-fontein	Group		Group	Drie-fontein	Kloof	Beatrix	Cooke	Cor-porate
-	122.4	202.9	269.0	325.8	**920.1**	**Revenue**	**12,471.9**	**4,429.0**	**3,650.2**	**2,736.3**	**1,656.4**	-
-	109.3	194.4	247.1	288.2	**839.0**	Underground	**11,358.6**	3,917.8	3,349.1	2,618.7	1,473.0	-
-	13.1	8.5	21.9	37.6	**81.1**	Surface	**1,113.3**	511.2	301.1	117.6	183.4	-
-	(117.4)	(130.7)	(181.5)	(192.5)	**(622.1)**	**Operating costs**	**(8,500.9)**	**(2,641.2)**	**(2,479.9)**	**(1,782.6)**	**(1,597.2)**	-
-	(105.3)	(123.4)	(169.9)	(171.1)	**(569.7)**	Underground	**(7,780.5)**	(2,349.3)	(2,321.0)	(1,681.3)	(1,428.9)	-
-	(12.1)	(7.3)	(11.6)	(21.4)	**(52.4)**	Surface	**(720.4)**	(291.9)	(158.9)	(101.3)	(168.3)	-
-	5.0	72.2	87.5	133.3	**298.0**	**Operating profit**	**3,971.0**	**1,787.8**	**1,170.3**	**953.7**	**59.2**	-
-	4.0	71.0	77.2	117.1	**269.3**	Underground	**3,578.1**	1,568.5	1,028.1	937.4	44.1	-
-	1.0	1.2	10.3	16.2	**28.7**	Surface	**392.9**	219.3	142.2	16.3	15.1	-
(0.7)	(29.0)	(35.0)	(39.8)	(45.4)	**(149.9)**	Amortisation and depreciation	**(2,028.0)**	(617.5)	(543.8)	(464.6)	(392.3)	(9.8)
(0.7)	(24.0)	37.2	47.7	87.9	**148.1**	**Net operating profit**	**1,943.0**	**1,170.3**	**626.5**	**489.1**	**(333.1)**	**(9.8)**
2.9	0.9	1.5	2.1	3.0	**10.4**	Investment income	**140.1**	39.9	27.7	19.8	13.3	39.4
(7.8)	(0.5)	(2.3)	(6.0)	(5.4)	**(22.0)**	Finance expenses	**(298.9)**	(73.8)	(80.2)	(31.6)	(10.1)	(103.2)
(28.8)	(0.7)	(2.8)	(2.8)	(3.2)	**(38.3)**	Net other costs	**(492.4)**	(42.5)	(37.2)	(38.0)	(10.1)	(364.6)
(6.5)	-	(0.8)	(0.9)	(1.1)	**(9.3)**	Share-based payments	**(129.4)**	(16.0)	(12.0)	(11.3)	-	(90.1)
(0.1)	-	(0.1)	(0.1)	(0.5)	**(0.8)**	Exploration costs	**(10.7)**	(7.3)	(0.6)	(0.4)	(0.1)	(2.3)
(1.1)	(1.1)	(0.6)	(0.1)	(0.4)	**(3.3)**	Non-recurring items	**(54.8)**	(4.3)	(1.8)	(6.8)	(14.9)	(27.0)
-	(0.6)	(5.0)	(5.3)	(8.8)	**(19.7)**	Royalties	**(261.2)**	(117.9)	(69.7)	(65.4)	(8.2)	
(1.3)	-	(11.4)	(7.3)	(21.0)	**(41.0)**	Current tax	**(535.0)**	(278.3)	(94.2)	(145.7)	-	(16.8)
1.6	4.5	1.7	1.5	1.7	**11.0**	Deferred tax	**152.5**	23.8	17.8	21.5	60.1	29.3
(41.8)	**(21.5)**	**17.4**	**28.8**	**52.2**	**35.1**	**Profit for the period**	**453.2**	**693.9**	**376.3**	**231.2**	**(303.1)**	**(545.1)**
						Profit attributable to:						
(41.8)	(15.5)	17.4	28.8	52.2	**41.1**	Owners of Sibanye	**537.1**	693.9	376.3	231.2	(219.2)	(545.1)
-	(6.0)	-	-	-	**(6.0)**	Non-controlling interests	**(83.9)**	-	-	-	(83.9)	-
						Capital expenditure						
(11.4)	(11.2)	(21.8)	(43.9)	(43.1)	**(131.4)**	Total expenditure	**(1,787.9)**	(579.1)	(598.7)	(300.7)	(154.8)	(154.6)
(0.5)	(2.7)	(2.8)	(8.3)	(12.5)	**(26.8)**	Sustaining capital	**(363.5)**	(165.1)	(114.4)	(39.4)	(38.0)	(6.6)
-	(7.4)	(19.0)	(30.8)	(29.6)	**(86.8)**	Ore reserve development	**(1,186.8)**	(400.1)	(422.5)	(261.3)	(102.9)	-
(10.9)	(1.1)	-	(4.8)	(1.0)	**(17.8)**	Growth projects	**(237.6)**	(13.9)	(61.8)	-	(13.9)	(148.0)

The average exchange rate for the six months ended 31 December 2015 was R13.61/US$.

Figures are in millions unless otherwise stated

For the six months ended 30 June 2015

United States Dollars							South African Rand					
Cor-porate	Cooke	Beatrix	Kloof	Drie-fontein	Group		Group	Drie-fontein	Kloof	Beatrix	Cooke	Cor-porate
-	110.9	174.8	255.8	320.2	**861.7**	**Revenue**	**10,245.5**	**3,807.0**	**3,041.2**	**2,079.2**	**1,318.1**	-
-	91.7	162.9	232.4	283.1	**770.1**	Underground	**9,156.4**	3,366.3	2,763.7	1,937.0	1,089.4	-
-	19.2	11.9	23.4	37.1	**91.6**	Surface	**1,089.1**	440.7	277.5	142.2	228.7	-
-	(116.1)	(135.3)	(193.2)	(218.1)	**(662.7)**	**Operating costs**	**(7,879.5)**	**(2,593.0)**	**(2,297.3)**	**(1,608.4)**	**(1,380.8)**	-
-	(100.2)	(126.4)	(179.5)	(196.1)	**(602.2)**	Underground	**(7,160.3)**	(2,331.9)	(2,133.9)	(1,503.2)	(1,191.3)	-
-	(15.9)	(8.9)	(13.7)	(22.0)	**(60.5)**	Surface	**(719.2)**	(261.1)	(163.4)	(105.2)	(189.5)	-
-	(5.2)	39.5	62.6	102.1	**199.0**	**Operating profit**	**2,366.0**	**1,214.0**	**743.9**	**470.8**	**(62.7)**	-
-	(8.5)	36.5	52.9	87.0	**167.9**	Underground	**1,996.1**	1,034.4	629.8	433.8	(101.9)	-
-	3.3	3.0	9.7	15.1	**31.1**	Surface	**369.9**	179.6	114.1	37.0	39.2	-
(0.9)	(26.3)	(23.0)	(40.9)	(44.2)	**(135.3)**	Amortisation and depreciation	**(1,608.6)**	(525.1)	(485.5)	(274.8)	(312.3)	(10.9)
(0.9)	(31.5)	16.5	21.7	57.9	**63.7**	**Net operating profit**	**757.4**	**688.9**	**258.4**	**196.0**	**(375.0)**	**(10.9)**
3.4	1.2	1.0	1.9	2.3	**9.8**	Investment income	**116.9**	27.6	22.9	11.5	13.8	41.1
(3.6)	(4.3)	(2.2)	(5.8)	(6.2)	**(22.1)**	Finance expenses	**(262.9)**	(73.9)	(69.9)	(25.6)	(51.2)	(42.3)
1.0	(1.5)	(0.8)	(1.9)	(1.8)	**(5.0)**	Net other costs	**(59.1)**	(21.5)	(22.6)	(8.4)	(18.1)	11.5
(8.3)	-	(1.0)	(1.3)	(1.6)	**(12.2)**	Share-based payments	**(145.0)**	(19.1)	(15.6)	(12.2)	-	(98.1)
(0.3)	(0.2)		-	(0.6)	**(1.1)**	Exploration costs	**(12.9)**	(6.6)	-	(0.5)	(1.8)	(4.0)
(14.0)	(1.4)	(0.1)	0.7	0.1	**(14.7)**	Non-recurring items	**(175.3)**	1.4	9.0	(1.6)	(16.9)	(167.2)
-	(0.7)	(2.0)	(2.4)	(6.6)	**(11.7)**	Royalties	**(139.4)**	(78.9)	(28.7)	(23.3)	(8.5)	-
0.1	-	(0.6)	(0.3)	(12.8)	**(13.6)**	Current tax	**(161.7)**	(152.5)	(3.2)	(7.7)	-	1.7
8.1	5.1	(0.3)	(1.4)	2.5	**14.0**	Deferred tax	**167.0**	29.6	(16.9)	(3.5)	61.9	95.9
(14.5)	**(33.3)**	**10.5**	**11.2**	**33.2**	**7.1**	**Profit for the period**	**85.0**	**395.0**	**133.4**	**124.7**	**(395.8)**	**(172.3)**
						Profit/(loss) attributable to:						
(14.5)	(25.3)	10.5	11.2	33.2	**15.1**	Owners of Sibanye	**179.8**	395.0	133.4	124.7	(300.7)	(172.6)
-	(8.0)	-	-	-	**(8.0)**	Non-controlling interests	**(94.8)**	-	-	-	(95.1)	0.3
						Capital expenditure						
(11.1)	(15.3)	(24.9)	(44.7)	(34.9)	**(130.9)**	Total expenditure	**(1,556.9)**	(415.1)	(531.2)	(295.8)	(182.6)	(132.2)
(0.7)	(4.6)	(3.9)	(9.4)	(7.1)	**(25.7)**	Sustaining capital	**(305.4)**	(84.1)	(111.2)	(46.7)	(54.9)	(8.5)
-	(10.4)	(21.0)	(35.1)	(27.5)	**(94.0)**	Ore reserve development	**(1,118.1)**	(326.9)	(418.1)	(249.1)	(124.0)	-
(10.4)	(0.3)	-	(0.2)	(0.3)	**(11.2)**	Growth projects	**(133.4)**	(4.1)	(1.9)	-	(3.7)	(123.7)

The average exchange rate for the six months ended 30 June 2015 was R11.89/US$.

Segment financial results (continued)

Figures are in millions unless otherwise stated

						For the six months ended 31 December 2014						
United States Dollars							**South African Rand**					
Cor-porate	Cooke	Beatrix	Kloof	Drie-fontein	**Group**		**Group**	Drie-fontein	Kloof	Beatrix	Cooke	Cor-porate
-	147.6	217.5	353.1	374.5	**1,092.7**	**Revenue**	**11,952.0**	**4,101.1**	**3,867.7**	**2,381.7**	**1,601.5**	-
-	124.4	202.9	327.4	345.4	**999.9**	Underground	**10,940.9**	3,781.4	3,585.6	2,221.3	1,348.4	-
-	23.2	14.8	25.7	29.1	**92.8**	Surface	**1,011.1**	319.7	282.1	160.4	253.1	-
-	(133.8)	(147.8)	(215.4)	(232.0)	**(729.0)**	**Operating costs**	**(7,971.0)**	**(2,541.8)**	**(2,357.8)**	**(1,619.8)**	**(1,451.6)**	-
-	(116.0)	(141.2)	(198.0)	(208.5)	**(663.7)**	Underground	**(7,257.3)**	(2,284.5)	(2,166.8)	(1,547.5)	(1,258.5)	-
-	(17.8)	(6.6)	(17.4)	(23.5)	**(65.3)**	Surface	**(713.7)**	(257.3)	(191.0)	(72.3)	(193.1)	-
-	13.8	69.7	137.7	142.5	**363.7**	**Operating profit**	**3,981.0**	**1,559.3**	**1,509.9**	**761.9**	**149.9**	-
-	**8.4**	**61.5**	**129.4**	**136.9**	**336.2**	Underground	**3,679.4**	**1,496.9**	**1,418.8**	**673.8**	**89.9**	**-**
-	**5.4**	**8.2**	**8.3**	**5.6**	**27.5**	Surface	**301.6**	**62.4**	**91.1**	**88.1**	**60.0**	**-**
(0.9)	(25.5)	(22.2)	(59.7)	(53.2)	**(161.5)**	Amortisation and depreciation	**(1,766.5)**	(582.2)	(654.5)	(242.8)	(276.9)	(10.1)
(0.9)	**(11.7)**	**47.5**	**78.0**	**89.3**	**202.2**	**Net operating profit**	**2,214.5**	**977.1**	**855.4**	**519.1**	**(127.0)**	**(10.1)**
2.0	1.1	1.2	2.0	2.3	**8.6**	Investment income	**94.5**	24.7	22.5	12.9	12.7	21.7
(1.4)	(4.8)	(2.1)	(6.3)	(7.4)	**(22.0)**	Finance expenses	**(240.1)**	(81.6)	(68.3)	(22.9)	(51.5)	(15.8)
(30.4)	(0.1)	(1.0)	(0.9)	(2.9)	**(35.3)**	Net other costs	**(384.2)**	(31.6)	(11.0)	(11.2)	(1.6)	(328.8)
(11.0)	-	(2.1)	(2.7)	(3.3)	**(19.1)**	Share-based payments	**(209.7)**	(35.6)	(29.7)	(23.1)	-	(121.3)
-	(0.5)	(0.9)	-	-	**(1.4)**	Exploration costs	**(15.1)**	-	-	(9.4)	(5.1)	(0.6)
(3.9)	(1.7)	43.2	(14.0)	(0.6)	**23.0**	Non-recurring items	**243.5**	(8.9)	(151.9)	467.5	(17.9)	(45.3)
-	(0.7)	(4.3)	(8.1)	(8.4)	**(21.5)**	Royalties	**(235.3)**	(91.4)	(89.7)	(47.1)	(7.1)	-
3.7	-	(8.9)	(17.6)	(17.9)	**(40.7)**	Current tax	**(445.2)**	(195.9)	(192.2)	(97.5)	-	40.4
1.3	1.0	(11.4)	4.8	(0.2)	**(4.5)**	Deferred tax	**(48.7)**	(1.6)	51.9	(123.3)	9.4	14.9
(40.6)	**(17.4)**	**61.2**	**35.2**	**50.9**	**89.3**	**Profit for the period**	**974.2**	**555.2**	**387.0**	**665.0**	**(188.1)**	**(444.9)**
						Profit attributable to:						
(40.6)	(13.3)	61.2	35.2	50.9	**93.4**	Owners of Sibanye	**1,018.8**	555.2	387.0	665.0	(143.5)	(444.9)
-	(4.1)	-	-	-	**(4.1)**	Non-controlling interests	**(44.6)**	-	-	-	(44.6)	-
						Capital expenditure						
(7.6)	(18.5)	(28.5)	(62.1)	(57.7)	**(174.4)**	Total expenditure	**(1,905.1)**	(631.0)	(679.6)	(311.9)	(200.3)	(82.3)
(1.0)	(3.2)	(5.2)	(21.0)	(26.6)	**(57.0)**	Sustaining capital	**(620.0)**	(287.6)	(229.1)	(57.7)	(34.9)	(10.7)
-	(9.6)	(23.3)	(41.1)	(31.1)	**(105.1)**	Ore reserve development	**(1,152.3)**	(343.4)	(450.5)	(254.2)	(104.2)	-
(6.6)	(5.7)	-	-	-	**(12.3)**	Growth projects	**(132.8)**	-	-	-	(61.2)	(71.6)

The average exchange rate for the six months ended 31 December 2014 was R10.96/US$.

Segment operating and financial results

Figures are in millions unless otherwise stated

For the year ended 31 December 2015

Cor-porate	Cooke	Beatrix	Kloof	Drie-fontein	Group				Group	Drie-fontein	Kloof	Beatrix	Cooke	Cor-porate
		United States Dollars									**South African Rand**			
							Operating results							
-	5,793	4,319	3,977	5,772	**19,861**	000'tons	Ore milled	000'tons	**19,861**	5,772	3,977	4,319	5,793	-
-	1,470	2,723	1,979	2,412	**8,584**		Underground		**8,584**	2,412	1,979	2,723	1,470	-
-	4,323	1,596	1,998	3,360	**11,277**		Surface		**11,277**	3,360	1,998	1,596	4,323	-
-	1.08	2.34	3.54	3.01	**2.41**	g/t	Yield	g/t	**2.41**	3.01	3.54	2.34	1.08	-
-	3.65	3.51	6.50	6.36	**5.02**		Underground		**5.02**	6.36	6.49	3.51	3.65	-
-	0.21	0.34	0.61	0.60	**0.41**		Surface		**0.41**	0.60	0.61	0.34	0.21	-
-	201.0	324.9	452.3	557.8	**1,536.0**	000'oz	Gold produced/sold	kg	**47,775**	17,350	14,068	10,105	6,252	-
-	172.3	307.3	413.1	493.3	**1,386.0**		Underground		**43,109**	15,345	12,848	9,557	5,359	-
-	28.7	17.6	39.2	64.5	**150.0**		Surface		**4,666**	2,005	1,220	548	893	-
-	1,161	1,163	1,160	1,158	**1,160**	$/oz	Gold price	R/kg	**475,508**	474,697	475,647	476,546	475,768	-
-	1,158	831	836	756	**848**	$/oz	Total cash cost	R/kg	**347,613**	309,764	342,764	340,792	474,584	-
-	1,329	996	1,051	914	**1,051**	$/oz	All-in-cost	R/kg	**430,746**	374,790	430,751	408,422	544,658	-
-	(14)	14	9	21	**9**	%	All-in-cost margin	%	**9**	21	9	14	(14)	-
-	40	62	94	71	**65**	$/ton	Operating cost	R/ton	**825**	907	1,201	785	514	-
-	140	92	177	152	**137**		Underground		**1,741**	1,941	2,251	1,169	1,782	-
-	7	10	13	13	**10**		Surface		**128**	165	161	129	83	-
							Financial results							
-	**233.3**	**377.7**	**524.8**	**646.0**	**1,781.8**		**Revenue**		**22,717.4**	**8,236.0**	**6,691.4**	**4,815.5**	**2,974.5**	**-**
-	201.0	357.3	479.5	571.3	**1,609.1**		Underground		**20,515.0**	7,284.1	6,112.8	4,555.7	2,562.4	-
-	32.3	20.4	45.3	74.7	**172.7**		Surface		**2,202.4**	951.9	578.6	259.8	412.1	-
-	**(233.5)**	**(266.0)**	**(374.7)**	**(410.6)**	**(1,284.8)**		**Operating costs**		**(16,380.4)**	**(5,234.2)**	**(4,777.2)**	**(3,391.0)**	**(2,978.0)**	**-**
-	(205.5)	(249.8)	(349.4)	(367.2)	**(1,171.9)**		Underground		**(14,940.8)**	(4,681.2)	(4,454.9)	(3,184.5)	(2,620.2)	-
-	(28.0)	(16.2)	(25.3)	(43.4)	**(112.9)**		Surface		**(1,439.6)**	(553.0)	(322.3)	(206.5)	(357.8)	-
-	**(0.2)**	**111.7**	**150.1**	**235.4**	**497.0**		**Operating profit**		**6,337.0**	**3,001.8**	**1,914.2**	**1,424.5**	**(3.5)**	**-**
-	**(4.5)**	**107.5**	**130.1**	**204.1**	**437.2**		Underground		**5,574.2**	**2,602.9**	**1,657.9**	**1,371.2**	**(57.8)**	**-**
-	**4.3**	**4.2**	**20.0**	**31.3**	**59.8**		Surface		**762.8**	**398.9**	**256.3**	**53.3**	**54.3**	**-**
(1.6)	(55.3)	(58.0)	(80.7)	(89.6)	**(285.2)**		Amortisation and depreciation		**(3,636.6)**	(1,142.6)	(1,029.3)	(739.4)	(704.6)	(20.7)
(1.6)	**(55.5)**	**53.7**	**69.4**	**145.8**	**211.8**		**Net operating profit**		**2,700.4**	**1,859.2**	**884.9**	**685.1**	**(708.1)**	**(20.7)**
6.3	2.1	2.5	4.0	5.3	**20.2**		Investment income		**257.0**	67.5	50.6	31.3	27.1	80.5
(11.4)	(4.8)	(4.5)	(11.8)	(11.6)	**(44.1)**		Finance expenses		**(561.8)**	(147.7)	(150.1)	(57.2)	(61.3)	(145.5)
(27.8)	(2.2)	(3.6)	(4.7)	(5.0)	**(43.3)**		Net other costs		**(551.5)**	(64.0)	(59.8)	(46.4)	(28.2)	(353.1)
(14.8)	-	(1.8)	(2.2)	(2.7)	**(21.5)**		Share-based payments		**(274.4)**	(35.1)	(27.6)	(23.5)	-	(188.2)
(0.4)	(0.2)	(0.1)	(0.1)	(1.1)	**(1.9)**		Exploration/feasibility costs		**(23.6)**	(13.9)	(0.6)	(0.9)	(1.9)	(6.3)
(15.1)	(2.5)	(0.7)	0.6	(0.3)	**(18.0)**		Non-recurring items		**(230.1)**	(2.9)	7.2	(8.4)	(31.8)	(194.2)
-	(1.3)	(7.0)	(7.7)	(15.4)	**(31.4)**		Royalties		**(400.6)**	(196.8)	(98.4)	(88.7)	(16.7)	-
(1.2)	-	(12.0)	(7.6)	(33.8)	**(54.6)**		Current tax		**(696.7)**	(430.8)	(97.4)	(153.4)	-	(15.1)
9.7	9.6	1.4	0.1	4.2	**25.0**		Deferred tax		**319.5**	53.4	0.9	18.0	122.0	125.2
(56.3)	**(54.8)**	**27.9**	**40.0**	**85.4**	**42.2**		**Profit for the period**		**538.2**	**1,088.9**	**509.7**	**355.9**	**(698.9)**	**(717.4)**
							Profit attributable to:							
(56.3)	(40.8)	27.9	40.0	85.4	**56.2**		Owners of Sibanye		**716.9**	1,088.9	509.7	355.9	(519.9)	(717.7)
-	(14.0)	-	-	-	**(14.0)**		Non-controlling interests		**(178.7)**	-	-	-	(179.0)	0.3
							Capital expenditure							
(22.5)	(26.5)	(46.7)	(88.6)	(78.0)	**(262.3)**		Total expenditure		**(3,344.8)**	(994.2)	(1,129.9)	(596.5)	(337.4)	(286.8)
(1.2)	(7.3)	(6.7)	(17.7)	(19.6)	**(52.5)**		Sustaining capital		**(668.9)**	(249.2)	(225.6)	(86.1)	(92.9)	(15.1)
-	(17.8)	(40.0)	(65.9)	(57.1)	**(180.8)**		Ore reserve development		**(2,304.9)**	(727.0)	(840.6)	(510.4)	(226.9)	-
(21.3)	(1.4)	-	(5.0)	(1.3)	**(29.0)**		Growth projects		**(371.0)**	(18.0)	(63.7)	-	(17.6)	(271.7)

The average exchange rate for the year ended 31 December 2015 was R12.75/US$.

Segment operating and financial results (continued)

Figures are in millions unless otherwise stated

United States Dollars							For the year ended 31 December 2014		South African Rand					
Cor-porate	Cooke	Beatrix	Kloof	Drie-fontein	**Group**				**Group**	Drie-fontein	Kloof	Beatrix	Cooke	Cor-porate
							Operating results							
-	3,672	4,546	4,653	5,364	**18,235**	000'tons	Ore milled	000'tons	**18,235**	5,364	4,653	4,546	3,672	-
-	893	2,571	1,983	2,497	**7,944**		Underground		**7,944**	2,497	1,983	2,571	893	-
-	2,779	1,975	2,670	2,867	**10,291**		Surface		**10,291**	2,867	2,670	1,975	2,779	-
-	1.17	2.28	3.66	3.31	**2.71**	g/t	Yield	g/t	**2.71**	3.31	3.66	2.28	1.17	-
-	4.16	3.74	7.89	6.54	**5.70**		Underground		**5.70**	6.54	7.89	3.74	4.16	-
-	0.21	0.38	0.52	0.49	**0.40**		Surface		**0.40**	0.49	0.52	0.38	0.21	-
-	138.4	332.9	547.8	570.2	**1,589.3**	000'oz	Gold produced/sold	kg	**49,432**	17,735	17,038	10,354	4,305	-
-	119.6	308.7	503.3	525.0	**1,456.6**		Underground		**45,304**	16,329	15,653	9,603	3,719	-
-	18.8	24.2	44.5	45.2	**132.7**		Surface		**4,128**	1,406	1,385	751	586	-
-	1,257	1,268	1,266	1,269	**1,267**	$/oz	Gold price	R/kg	**440,615**	441,466	440,357	441,018	437,166	-
-	1,136	902	780	814	**849**	$/oz	Total cash cost	R/kg	**295,246**	283,129	271,282	313,888	395,168	-
-	1,325	1,087	1,014	1,027	**1,080**	$/oz	All-in-cost	R/kg	**375,854**	357,333	352,624	378,008	461,045	-
-	(6)	14	20	19	**15**	%	All-in-cost margin	%	**15**	19	20	14	(6)	-
-	43	65	89	85	**73**	$/ton	Operating cost	R/ton	**785**	916	968	705	461	-
-	152	110	190	164	**152**		Underground		**1,641**	1,773	2,061	1,187	1,641	-
-	8	7	14	16	**11**		Surface		**124**	169	156	77	82	-
							Financial results							
-	**173.9**	**422.0**	**693.5**	**723.6**	**2,013.0**		**Revenue**		**21,780.5**	**7,829.4**	**7,502.8**	**4,566.3**	**1,882.0**	**-**
-	147.2	390.8	636.5	665.5	**1,840.0**		Underground		**19,908.7**	7,200.2	6,887.3	4,228.8	1,592.4	-
-	26.7	31.2	57.0	58.1	**173.0**		Surface		**1,871.8**	629.2	615.5	337.5	289.6	-
-	**(156.4)**	**(296.1)**	**(416.2)**	**(454.0)**	**(1,322.7)**		**Operating costs**		**(14,311.4)**	**(4,912.3)**	**(4,502.3)**	**(3,204.0)**	**(1,692.8)**	**-**
-	(135.4)	(282.1)	(377.8)	(409.2)	**(1,204.5)**		Underground		**(13,032.2)**	(4,427.6)	(4,087.0)	(3,052.1)	(1,465.5)	-
-	(21.0)	(14.0)	(38.4)	(44.8)	**(118.2)**		Surface		**(1,279.2)**	(484.7)	(415.3)	(151.9)	(227.3)	-
-	**17.5**	**125.9**	**277.3**	**269.6**	**690.3**		**Operating profit**		**7,469.1**	**2,917.1**	**3,000.5**	**1,362.3**	**189.2**	**-**
-	**11.8**	**108.7**	**258.7**	**256.3**	**635.5**		Underground		**6,876.5**	**2,772.6**	**2,800.3**	**1,176.7**	**126.9**	**-**
-	**5.7**	**17.2**	**18.6**	**13.3**	**54.8**		Surface		**592.6**	**144.5**	**200.2**	**185.6**	**62.3**	**-**
(2.4)	(28.5)	(43.3)	(122.2)	(104.4)	**(300.8)**		Amortisation and depreciation		**(3,254.7)**	(1,129.3)	(1,322.3)	(468.4)	(308.3)	(26.4)
(2.4)	**(11.0)**	**82.6**	**155.1**	**165.2**	**389.5**		**Net operating profit**		**4,214.4**	**1,787.8**	**1,678.2**	**893.9**	**(119.1)**	**(26.4)**
4.9	1.3	2.3	3.9	4.5	**16.9**		Investment income		**183.2**	48.3	42.7	24.5	14.7	53.0
(1.4)	(5.3)	(3.9)	(12.3)	(14.1)	**(37.0)**		Finance expenses		**(400.0)**	(152.8)	(132.6)	(41.8)	(56.5)	(16.3)
(49.2)	(0.5)	(5.2)	(5.2)	(8.0)	**(68.1)**		Net other costs		**(735.7)**	(86.3)	(56.6)	(56.5)	(5.8)	(530.5)
(22.6)	-	(4.2)	(5.4)	(6.4)	**(38.6)**		Share-based payments		**(417.9)**	(69.1)	(58.2)	(45.9)	-	(244.7)
-	(0.5)	(0.9)	-	-	**(1.4)**		Exploration/feasibility costs		**(15.1)**	-	-	(9.4)	(5.1)	(0.6)
(24.7)	(1.7)	43.4	(14.0)	(8.8)	**(5.8)**		Non-recurring items		**(63.4)**	(95.1)	(152.0)	469.4	(17.9)	(267.8)
-	(0.8)	(7.6)	(16.1)	(15.3)	**(39.8)**		Royalties		**(430.5)**	(165.5)	(174.5)	(82.1)	(8.4)	-
(0.7)	-	(14.2)	(35.1)	(31.3)	**(81.3)**		Current tax		**(879.2)**	(339.2)	(379.6)	(153.9)	-	(6.5)
8.1	1.1	(11.9)	6.6	0.9	**4.8**		Deferred tax		**51.1**	9.8	71.3	(128.5)	10.3	88.2
(88.0)	**(17.4)**	**80.4**	**77.5**	**86.7**	**139.2**		**Profit for the period**		**1,506.9**	**937.9**	**838.7**	**869.7**	**(187.8)**	**(951.6)**
							Profit attributable to:							
(88.0)	(13.3)	80.4	77.5	86.7	**143.3**		Owners of Sibanye		**1,551.5**	937.9	838.7	869.7	(143.2)	(951.6)
-	(4.1)	-	-	-	**(4.1)**		Non-controlling interests		**(44.6)**	-	-	-	(44.6)	-
							Capital expenditure							
(8.2)	(21.2)	(50.6)	(114.2)	(106.2)	**(300.4)**		Total expenditure		**(3,250.8)**	(1,148.9)	(1,235.5)	(548.0)	(229.9)	(88.5)
(1.6)	(4.7)	(9.4)	(32.9)	(43.0)	**(91.6)**		Sustaining capital		**(991.5)**	(465.3)	(355.7)	(101.9)	(51.7)	(16.9)
-	(10.8)	(41.2)	(81.3)	(63.2)	**(196.5)**		Ore reserve development		**(2,126.5)**	(683.6)	(879.8)	(446.1)	(117.0)	-
(6.6)	(5.7)	-	-	-	**(12.3)**		Growth projects		**(132.8)**	-	-	-	(61.2)	(71.6)

The average exchange rate for the year ended 31 December 2014 was R10.82/US$.

UNIT COST BENCHMARKING METRICS

Cost benchmarks for the six months ended 31 December 2015, compared with the six months ended 30 June 2015 and the six months ended 31 December 2014

Figures are in millions unless otherwise stated

		Group	Driefontein	Kloof	Beatrix	Cooke	Corporate
Operating cost[1]	**Dec 2015**	**8,500.9**	**2,641.2**	**2,479.9**	**1,782.6**	**1,597.2**	**-**
	Jun 2015	7,879.5	2,593.0	2,297.3	1,608.4	1,380.8	-
	Dec 2014	7,971.0	2,541.8	2,375.8	1,619.8	1,451.6	-
Less: General and admin	**Dec 2015**	**(93.1)**	**(28.3)**	**(26.7)**	**(18.4)**	**(19.7)**	**-**
	Jun 2015	(80.7)	(28.3)	(26.9)	(17.6)	(7.9)	-
	Dec 2014	(60.0)	(23.1)	(22.8)	(14.1)	-	-
Plus: Royalty	**Dec 2015**	**261.2**	**117.9**	**69.7**	**65.4**	**8.2**	**-**
	Jun 2015	139.4	78.9	28.7	23.3	8.5	-
	Dec 2014	235.3	91.4	89.7	47.1	7.1	-
Total cash cost[2]	**Dec 2015**	**8,669.0**	**2,730.8**	**2,522.9**	**1,829.6**	**1,585.7**	**-**
	Jun 2015	7,938.2	2,643.6	2,299.1	1,614.1	1,381.4	-
	Dec 2014	8,146.3	2,610.1	2,424.7	1,652.8	1,458.7	-
Plus: General and admin	**Dec 2015**	**93.1**	**28.3**	**26.7**	**18.4**	**19.7**	**-**
	Jun 2015	80.7	28.3	26.9	17.6	7.9	-
	Dec 2014	60.0	23.1	22.8	14.1	-	-
Community costs	**Dec 2015**	**23.8**	**8.7**	**5.9**	**13.7**	**(4.5)**	**-**
	Jun 2015	16.9	5.2	3.0	1.3	7.4	-
	Dec 2014	23.8	8.2	6.5	9.9	(0.8)	-
Share-based payments[3]	**Dec 2015**	**129.4**	**16.0**	**12.0**	**11.3**	**-**	**90.1**
	Jun 2015	145.0	19.1	15.6	12.2	-	98.1
	Dec 2014	209.7	35.6	29.7	23.1	-	121.3
Rehabilitation	**Dec 2015**	**74.6**	**12.9**	**12.4**	**9.8**	**40.2**	**(0.7)**
	Jun 2015	63.7	10.2	10.5	7.5	34.8	0.7
	Dec 2014	90.2	19.6	16.6	9.5	44.5	-
Ore reserve development	**Dec 2015**	**1,186.8**	**400.1**	**422.5**	**261.3**	**102.9**	**-**
	Jun 2015	1,118.1	326.9	418.1	249.1	124.0	-
	Dec 2014	1,152.3	343.4	450.5	254.2	104.2	-
Sustaining capital expenditure	**Dec 2015**	**356.9**	**165.1**	**114.4**	**39.4**	**38.0**	**-**
	Jun 2015	296.9	84.1	111.2	46.7	54.9	-
	Dec 2014	609.3	287.6	229.1	57.7	34.9	-
On-mine exploration	**Dec 2015**	**8.4**	**7.3**	**0.6**	**0.4**	**0.1**	**-**
	Jun 2015	8.9	6.6	-	0.5	1.8	-
	Dec 2014	-	-	-	-	-	-
Less: By-product credit	**Dec 2015**	**(12.0)**	**(4.4)**	**(2.7)**	**(3.4)**	**(1.5)**	**-**
	Jun 2015	(14.8)	(4.2)	(3.0)	(2.4)	(5.2)	-
	Dec 2014	(12.2)	(5.2)	(3.6)	(3.4)	-	-
Total All-in sustaining cost[4]	**Dec 2015**	**10,530.0**	**3,364.8**	**3,114.7**	**2,180.5**	**1,780.6**	**89.4**
	Jun 2015	9,653.6	3,119.8	2,881.4	1,946.6	1,607.0	98.8
	Dec 2014	10,279.4	3,322.4	3,176.3	2,017.9	1,641.5	121.3
Plus: Corporate cost and growth capital expenditure	**Dec 2015**	**249.4**	**13.9**	**61.8**	**-**	**13.9**	**159.8**
	Jun 2015	145.9	4.1	1.9	-	3.7	136.2
	Dec 2014	160.0	-	-	9.4	66.3	84.3
Total All-in cost[5]	**Dec 2015**	**10,779.4**	**3,378.7**	**3,176.5**	**2,180.5**	**1,794.5**	**249.2**
	Jun 2015	9,799.5	3,123.9	2,883.3	1,946.6	1,610.7	235.0
	Dec 2014	10,439.4	3,322.4	3,176.3	2,027.3	1,707.8	205.6
Gold sold	kg	**Dec 2015**	**25,571**	**9,093**	**7,471**	**5,604**	**3,403**	**-**
	Jun 2015	22,204	8,257	6,597	4,501	2,849	-
	Dec 2014	27,289	9,353	8,831	5,443	3,662	-
000'ozs	**Dec 2015**	**822.1**	**292.3**	**240.2**	**180.2**	**109.4**	**-**
	Jun 2015	713.9	265.5	212.1	144.7	91.6	-
	Dec 2014	877.4	300.7	283.9	175.0	117.7	-
Total cash cost	R/kg	**Dec 2015**	**339,017**	**300,319**	**337,692**	**326,481**	**465,971**	**-**
	Jun 2015	357,508	320,165	348,507	358,609	484,872	-
	Dec 2014	298,520	279,066	274,567	303,656	398,334	-
US$/oz	**Dec 2015**	**775**	**686**	**772**	**746**	**1,065**	**-**
	Jun 2015	935	838	912	938	1,268	-
	Dec 2014	847	792	779	862	1,130	-
All-in sustaining cost	R/kg	**Dec 2015**	**411,795**	**370,043**	**416,905**	**389,097**	**523,244**	**-**
	Jun 2015	434,769	377,837	436,774	432,482	564,058	-
	Dec 2014	376,687	355,223	359,676	370,733	448,252	-
US$/oz	**Dec 2015**	**941**	**846**	**953**	**889**	**1,196**	**-**
	Jun 2015	1,137	988	1,143	1,131	1,476	-
	Dec 2014	1,069	1,008	1,021	1,052	1,272	-
All-in cost	R/kg	**Dec 2015**	**421,548**	**371,572**	**425,177**	**389,097**	**527,329**	**-**
	Jun 2015	441,348	378,334	437,062	432,482	565,356	-
	Dec 2014	382,550	355,223	359,676	372,460	466,357	-
US$/oz	**Dec 2015**	**963**	**849**	**972**	**889**	**1,205**	**-**
	Jun 2015	1,155	990	1,143	1,131	1,479	-
	Dec 2014	1,086	1,008	1,021	1,057	1,323	-

The average exchange rates for the six months ended 31 December 2015, 30 June 2015 and 31 December 2014 were R13.61/US$, R11.89/US$ and R10.96/US$, respectively.

Total cash cost are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, tax and non-recurring items.

[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above

All-in cost are calculated in accordance with the World Gold Council guidance

[1] Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.

[3] Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.

[4] Total All-in sustaining costs includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.

[5] Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

Cost benchmarks for the year ended 31 December 2015 compared with the year ended 31 December 2014

Figures are in South African rand millions unless otherwise stated

		Group	Driefontein	Kloof	Beatrix	Cooke	Corporate
Operating cost[1]	**Dec 2015**	**16,380.4**	**5,234.2**	**4,777.2**	**3,391.0**	**2,978.0**	**-**
	Dec 2014	14,311.4	4,912.3	4,502.3	3,204.0	1,692.8	-
Less: General and admin	**Dec 2015**	**(173.8)**	**(56.6)**	**(53.6)**	**(36.0)**	**(27.6)**	**-**
	Dec 2014	(147.3)	(56.5)	(54.7)	(36.1)	-	-
Plus: Royalty	**Dec 2015**	**400.6**	**196.8**	**98.4**	**88.7**	**16.7**	**-**
	Dec 2014	430.5	165.5	174.5	82.1	8.4	-
Total cash cost[2]	**Dec 2015**	**16,607.2**	**5,374.4**	**4,822.0**	**3,443.7**	**2,967.1**	**-**
	Dec 2014	14,594.6	5,021.3	4,622.1	3,250.0	1,701.2	-
Plus: General and admin	**Dec 2015**	**173.8**	**56.6**	**53.6**	**36.0**	**27.6**	**-**
	Dec 2014	147.3	56.5	54.7	36.1	-	-
Community costs	**Dec 2015**	**40.7**	**13.9**	**8.9**	**15.0**	**2.9**	**-**
	Dec 2014	37.6	12.7	11.1	13.8	-	-
Share-based payments[3]	**Dec 2015**	**274.4**	**35.1**	**27.6**	**23.5**	**-**	**188.2**
	Dec 2014	417.9	69.1	58.2	45.9	-	244.7
Rehabilitation	**Dec 2015**	**138.3**	**23.1**	**22.9**	**17.3**	**75.0**	**-**
	Dec 2014	138.4	38.8	33.4	17.6	48.6	-
Ore reserve development	**Dec 2015**	**2,304.9**	**727.0**	**840.6**	**510.4**	**226.9**	**-**
	Dec 2014	2,126.5	683.6	879.8	446.1	117.0	-
Sustaining capital expenditure	**Dec 2015**	**653.8**	**249.2**	**225.6**	**86.1**	**92.9**	**-**
	Dec 2014	974.6	465.3	355.7	101.9	51.7	-
On-mine exploration	**Dec 2015**	**17.3**	**13.9**	**0.6**	**0.9**	**1.9**	**-**
	Dec 2014	-	-	-	-	-	-
Less: By-product credit	**Dec 2015**	**(26.8)**	**(8.6)**	**(5.7)**	**(5.8)**	**(6.7)**	**-**
	Dec 2014	(23.9)	(10.0)	(7.0)	(6.9)	-	-
Total All-in sustaining cost[4]	**Dec 2015**	**20,183.6**	**6,484.6**	**5,996.1**	**4,127.1**	**3,387.6**	**188.2**
	Dec 2014	18,413.0	6,337.3	6,008.0	3,904.5	1,918.5	244.7
Plus: Group exploration and other	**Dec 2015**	**9.2**	**-**	**-**	**-**	**-**	**9.2**
	Dec 2014	16.5	-	-	9.4	5.1	2.0
Corporate cost and growth capital expenditure	**Dec 2015**	**386.1**	**18.0**	**63.7**	**-**	**17.6**	**286.8**
	Dec 2014	149.7	-	-	-	61.2	88.5
Total All-in cost[5]	**Dec 2015**	**20,578.9**	**6,502.6**	**6,059.8**	**4,127.1**	**3,405.2**	**484.2**
	Dec 2014	18,579.2	6,337.3	6,008.0	3,913.9	1,984.8	335.2
Gold sold Kg	**Dec 2015**	**47,775**	**17,350**	**14,068**	**10,105**	**6,252**	**-**
	Dec 2014	49,432	17,735	17,038	10,354	4,305	-
000'ozs	**Dec 2015**	**1,536.0**	**557.8**	**452.3**	**324.9**	**201.0**	**-**
	Dec 2014	1,589.3	570.2	547.8	332.9	138.4	-
Total cash cost R/kg	**Dec 2015**	**347,613**	**309,764**	**342,764**	**340,792**	**474,584**	**-**
	Dec 2014	295,246	283,129	271,282	313,888	395,168	-
US$/oz	**Dec 2015**	**848**	**756**	**836**	**831**	**1,158**	**-**
	Dec 2014	849	814	780	902	1,136	-
All-in sustaining cost R/kg	**Dec 2015**	**422,472**	**373,752**	**426,223**	**408,422**	**541,843**	**-**
	Dec 2014	372,492	357,333	352,624	377,101	445,645	-
US$/oz	**Dec 2015**	**1,031**	**912**	**1,040**	**996**	**1,322**	**-**
	Dec 2014	1,071	1,027	1,014	1,084	1,281	-
All-in cost R/kg	**Dec 2015**	**430,746**	**374,790**	**430,751**	**408,422**	**544,658**	**-**
	Dec 2014	375,854	357,333	352,624	378,008	461,045	-
US$/oz	**Dec 2015**	**1,051**	**914**	**1,051**	**996**	**1,329**	**-**
	Dec 2014	1,080	1,027	1,014	1,087	1,325	-

The average exchange rates for the year ended 31 December 2015 and 31 December 2014 were R12.75/ US$, and R10.82/US$, respectively.

Total cash cost *are calculated in accordance with the Gold Institute Industry standard.*

[1] *Operating costs – All gold mining related costs before amortisation/depreciation, tax and non-recurring items.*

[2] *Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above*

All-in cost *are calculated in accordance with the World Gold Council guidance*

[1] *Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.*

[3] *Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.*

[4] *Total All-in sustaining costs includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.*

[5] *Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.*

Salient features and cost benchmarks for the quarters ended 31 December 2015 and 30 September 2015

			Total			Driefontein		Kloof		Beatrix		Cooke	
			Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Tons milled/treated	000'ton	**Dec 2015**	**5,025**	**2,200**	**2,825**	**571**	**891**	**564**	**501**	**661**	**412**	**404**	**1,021**
		Sept 2015	5,104	2,339	2,765	632	873	500	495	780	344	427	1,053
Yield	g/t	**Dec 2015**	**2.55**	**5.31**	**0.40**	**6.96**	**0.58**	**6.53**	**0.60**	**3.99**	**0.30**	**3.42**	**0.18**
		Sept 2015	2.50	4.96	0.43	6.44	0.61	6.34	0.64	3.50	0.34	3.82	0.20
Gold produced/sold	kg	**Dec 2015**	**12,799**	**11,675**	**1,124**	**3,974**	**518**	**3,684**	**300**	**2,635**	**123**	**1,382**	**183**
		Sept 2015	12,772	11,596	1,176	4,069	532	3,168	319	2,729	117	1,630	208
	000'oz	**Dec 2015**	**411.5**	**375.4**	**36.1**	**127.8**	**16.6**	**118.4**	**9.7**	**84.8**	**3.9**	**44.4**	**5.9**
		Sept 2015	410.6	372.8	37.8	130.8	17.1	101.9	10.2	87.7	3.8	52.4	6.7
Gold price received	R/kg	**Dec 2015**	**505,094**			**503,851**		**505,447**		**505,221**		**507,540**	
		Sept 2015	470,349			470,702		469,315		471,855		469,042	
	US$/oz	**Dec 2015**	**1,106**			**1,103**		**1,106**		**1,106**		**1,111**	
		Sept 2015	1,125			1,126		1,123		1,129		1,122	
Operating cost	R/ton	**Dec 2015**	**813**	**1,699**	**124**	**1,906**	**158**	**2,002**	**156**	**1,248**	**121**	**1,719**	**79**
		Sept 2015	865	1,729	134	1,995	173	2,383	163	1,098	150	1,720	83
Total cash cost	R/kg	**Dec 2015**	**329,166**			**286,821**		**315,236**		**327,339**		**489,393**	
		Sept 2015	348,857			313,497		363,350		325,650		446,028	
	US$/oz	**Dec 2015**	**720**			**628**		**690**		**716**		**1,071**	
		Sept 2015	835			750		869		779		1,067	
Operating margin	%	**Dec 2015**	**37**	**37**	**39**	**46**	**46**	**39**	**48**	**38**	**21**	**1**	**13**
		Sept 2015	27	26	32	34	39	20	46	34	6	5	4
All-in sustaining cost	R/kg	**Dec 2015**	**402,797**			**360,530**		**388,554**		**393,981**		**548,498**	
		Sept 2015	420,811			379,331		449,297		384,364		501,741	
	US$/oz	**Dec 2015**	**882**			**789**		**850**		**862**		**1,201**	
		Sept 2015	1,007			908		1,075		920		1,200	
All-in cost	R/kg	**Dec 2015**	**413,548**			**363,201**		**398,519**		**393,981**		**555,911**	
		Sept 2015	429,565			379,744		455,635		384,364		502,992	
	US$/oz	**Dec 2015**	**905**			**795**		**872**		**862**		**1,217**	
		Sept 2015	1,028			909		1,090		920		1,203	
All-in cost margin	%	**Dec 2015**	**18**			**28**		**21**		**22**		**(10)**	
		Sept 2015	9			19		3		19		(7)	
Ore reserve development	R'mil	**Dec 2015**	**561.2**			**196.3**		**191.0**		**126.1**		**47.8**	
		Sept 2015	625.6			203.8		231.5		135.2		55.1	
Sustaining capital		**Dec 2015**	**223.8**			**98.7**		**72.8**		**26.0**		**21.7**	
		Sept 2015	139.7			66.4		41.6		13.4		16.3	
Corporate and project expenditure[1]		**Dec 2014**	**130.0**			**12.0**		**39.7**		**-**		**11.6**	
		Sept 2015	107.6			1.9		22.1		-		2.3	
Total capital expenditure	R'mil	**Dec 2015**	**915.0**			**307.0**		**303.5**		**152.1**		**81.1**	
		Sept 2015	872.9			272.1		295.2		148.6		73.7	
Total capital expenditure	US$'mil	**Dec 2015**	**64.1**			**21.9**		**21.2**		**10.4**		**5.6**	
		Sept 2015	67.3			21.2		22.7		11.4		5.6	

The average exchange rates for the quarters ended 31 December 2015 and 30 September 2015 were R14.21/US$ and R13.00/US$, respectively.

[1] Corporate and project expenditure for the quarters ended 31 December 2015 and 30 September 2015 amounts to R71.3 million (US$5.0 million) and R83.3 million (US$6.4 million), respectively.

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended 31 December 2015			Quarter ended 30 September 2015			Year ended 31 December 2015		
Reef		Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Advanced	(m)	1,674	915	1,305	1,659	1,044	1,490	6,836	3,766	5,102
Advanced on reef	(m)	319	132	289	482	187	305	1,638	763	841
Channel width	(cm)	78	134	45	95	73	52	89	79	54
Average value	(g/t)	16.0	3.9	35.8	17.0	9.3	32.9	18.2	9.0	34.3
	(cm.g/t)	1,251	519	1,613	1,613	682	1,711	1,621	717	1,852

Kloof		Quarter ended 31 December 2015				Quarter ended 30 September 2015				Year ended 31 December 2015			
Reef		Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Advanced	(m)	802	780	41	2,488	693	857	72	2,844	2,535	3,358	746	11,260
Advanced on reef	(m)	303	155	13	540	223	195	23	718	913	607	326	2,468
Channel width	(cm)	221	136	248	103	153	113	105	109	154	120	163	110
Average value	(g/t)	5.0	5.7	7.9	25.3	5.5	7.4	5.9	23.3	6.6	7.4	2.6	23.0
	(cm.g/t)	1,099	778	1,959	2,604	834	833	621	2,545	1,012	885	421	2,539

Beatrix		Quarter ended 31 December 2015		Quarter ended 30 September 2015		Year ended 31 December 2015	
Reef		Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	4,225	1,110	4,517	1,440	16,829	4,770
Advanced on reef	(m)	1,443	202	1,607	329	5,319	1,025
Channel width	(cm)	145	138	147	125	139	121
Average value	(g/t)	6.9	11.2	6.9	10.7	7.4	12.1
	(cm.g/t)	994	1,547	1,019	1,337	1,031	1,461

Cooke		Quarter ended 31 December 2015				Quarter ended 30 September 2015				Year ended 31 December 2015			
Reef		VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs
Advanced	(m)	352	2,064	57	183	566	2,138	135	334	2,197	9,450	212	1,064
Advanced on reef	(m)	133	879	49	149	302	929	108	174	1,250	3,607	169	620
Channel width	(cm)	85	143	193	46	95	137	162	78	94	129	177	75
Average value	(g/t)	6.7	7.8	8.8	8.5	6.8	7.3	10.0	7.9	7.6	7.6	9.1	8.2
	(cm.g/t)	567	1,116	1,704	387	645	1,004	1,623	617	712	977	1,616	614

ADMINISTRATION AND CORPORATE INFORMATION

Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE : SGL
NYSE : SBGL

Website
www.sibanyegold.co.za

Directors
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Jiyu Yuan#
Susan van der Merwe*
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive

JSE Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton, 2196, South Africa)

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com

Office of the United Kingdom Secretaries
London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or
[from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Transfer Secretaries
South Africa
Computershare Investor Services Proprietary Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals ("PGMs") and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 25, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer